ader of the pack

Y Enterprises, Inc.

4 Annual Report



BEST AVAILABLE COPY

2004 Financial Highlights

Year Ended March 31,	2004	2003	% Change
OPERATING DATA (in thousands)			
Net sales	$44,348	$40,210	10.3%
Net income from continuing operations	4,753	4,063	17.0%
PERFORMANCE DATA*			
Return on assets	15%	16%	
Return on equity	17%	19%	
Return on equity excluding cash and investments	23%	23%	
FINANCIAL DATA (in thousands)			
Total assets	$31,956	$25,402	25.8%
Total liabilities	4.157	3,948	5.3%
Stockholders' equity	27,799	21,454	29.6%
Working capital	13,060	8,069	61.9%
PER SHARE DATA			
Diluted earnings from continuing operations	$1.09	$0.86	26.7%
Weighted average shares-diluted	4,364,683	4,711,420	-7.4%
OTHER			
Number of employees	360	306	17.6%
Number of shareholders	2,100	2,100	—

* Calculated using net income from continuing operations.

MITY Enterprises, Inc.

Founded in 1987, MITY Enterprises, Inc. designs, manufactures and markets innovative institutional furniture created to meet the efficiency needs of its customers. MITY Enterprises focuses on providing premium quality institutional furniture products to niche markets. The product lines consist of multipurpose room furniture, healthcare seating and portable partitions. MITY's products are marketed under the Mity-Lite, Broda and Versipanel tradenames. Headquartered in Utah, MITY Enterprises serves national and international customers directly and through distributors. For further information, visit MITY Enterprises online at www.mityinc.com.

Shareholder's Letter

From our founding day we have always sought to be different. As we planned the startup of Mity-Lite we consciously chose the path less traveled. Our table product was the first of its kind on the market. We organized an innovative direct selling system to shorten the distance from our factory to our customer. Over the years, we have introduced new products with unique advantages. With these introductions we have improved the design of our first product and, currently, find ourselves producing our fourth generation lightweight table.

While the strategic moves described in the first paragraph have put us in a wonderful position for success, it has been fun to watch the formation and growth of a management team that has precise and well-controlled tactical execution. These tactics include factories that run like clockwork due to their calculated layout, carefully chosen equipment and dedicated personnel. Also at the root of tactical execution is a sales system that constantly drives for excellence. This year we had 16 sales representatives that delivered more than one million dollars in sales—a new high water mark for sales productivity.

We have come to define the word, "control" as "doing what you plan to do." We are pleased to say that the functions of the business, sales, manufacturing, marketing, engineering, and administration are effectively and well controlled.

Our ability to control our profitability and financial strength is measured by these financial highlights for fiscal 2004:

Financial Results

- Record net sales of $44.3 million, a 10 percent increase over fiscal 2003.
- Record operating income of $7.5 million, a 20 percent increase.
- Diluted EPS of $1.09, another record.
- Sales increases in all of our major product lines and in most of our major markets.

Financial Strength

- Cash and securities of $7.4 million.
- A strong balance sheet still with no debt.
- Outstanding balance controls and asset utilization.

Now let's give you an update on each of our operations. We will start off with the largest – Mity-Lite.

As most of you are aware, we have spent a tremendous amount of time and resources developing our fourth generation lightweight table. This has been the biggest and most important project the company has ever undertaken. Recent progress has been slow – not for lack of effort – but because of the arduous task we embraced. Breakthrough innovations are difficult to meticulously plan and schedule. Many unexpected hurdles pop up and have to be crossed one at a time. We are currently shipping good product, although in limited quantities. Challenges keep arising. They are solvable. We have our best people working hard to clear those hurdles. It's only a matter of time before we are shipping in higher quantities. We believe this will be our "ramp up" year, a year when we will sacrifice some short-term margin for the long-term benefit of the company. We are very excited and optimistic about the potential of this new technology and its application both inside and outside



Bradley T Nielson and Gregory L. Wilson



IntelliCore Tables & VersiPanel



VersiPanel™

our core markets. Yes, we've taken some risks, but we remain very profitable in spite of those risks.

Mity-Lite's chair business was one of the superstars in our operations this year. Our direct sales force delivered almost 30 percent growth in chair sales. This growth was driven by excellent execution and innovative products.

Fiscal year 2004 also edged out fiscal 2001 to set a new total sales record for Mity-Lite. Those feats are nothing short of amazing considering our pack of furniture peers continues to suffer sales declines. In fact, some are fighting for their very survival.

The other superstar was our Broda operations. Buoyed by a strengthening Canadian dollar, their sales grew over 20 percent. Just after the year-end we both journeyed to Waterloo where the Broda management group treated us to a celebratory dinner to mark the final payment to MITY for the cash that we invested in Broda. During the five years we have owned this great little operation, the management group there has also doubled sales, reduced inventory, shortened collection time on receivables, and increased the investment in equipment while steadily increasing labor productivity. It is no wonder that we refer to them as a mini Mity-Lite.

After the close of our fiscal year-end, we added another nice little acquisition to our portfolio – VersiPanel. VersiPanel makes portable partitions that are used as room dividers, moveable walls, sight and sound barriers as well as acoustic panels. They can be used to create instant classrooms, portable dressing rooms, trade show meeting rooms, portable recording studios, and rehearsal rooms, just to name a few. The partitions are constructed of sound absorbing lightweight materials, making them easily portable. VersiPanel did about $1.5 million in sales last calendar year. We plan to keep VersiPanel's manufacturing in Phoenix for at least a year or two. All other functions have been completely integrated into Mity-Lite's operations. In spite of the fact that the market opportunity for VersiPanel is small (we estimate the domestic market for portable partitions totals about $30 million), we are excited to add another niche product to our portfolio of lightweight, durable furniture.



Leader of the Pack
Watercolor painting by Kathy Wilson

Having said all of that it is only fair that we acknowledge some of the challenges of the present and past. The business environment has been particularly difficult for the past four years. New customers have been hard to find as our primary markets have declined. Good acquisition candidates have been all but impossible to find. We continue to have cash resources that are readily deployable. In the institutional furniture industry, as mentioned, our public peers have seen major declines in their sales volumes.

Nevertheless, MITY has gone against the trend. We find our business ahead of where it was when the economic slowdown came. We find ourselves ahead of the pack.

That leads us to an introduction of the theme of this annual report. On the cover of this year's report you see a painting of a lone wolf. This beautiful animal symbolizes the will to separate from the pack, to go where others will not go and to be what others cannot be. It is in that spirit that we present MITY Enterprises, 2004.

Gregory L. Wilson, Chairman
Bradley T Nielson, President and chief executive officer

Core Values

MITY Enterprises, Inc. was founded on the following overriding core corporate values:

INTEGRITY — We believe that total honesty must guide our actions with customers, suppliers, co-workers and shareholders. We make great efforts to keep our financials and critical numbers accurate, so they may be relied upon by shareholders, management and all employees. In addition, we believe that honesty is the foundation of open communication. When we respect and trust each other, we can share our ideas and concerns.

INNOVATION — We pride ourselves on being innovative. We find creative solutions to life's problems and implement them quickly. We are innovative in our product design, production system and sales approach, and will continue to seek innovative solutions to better meet our customers' (both internal and external) needs.

SUPERIOR QUALITY="EXCELLENCE" — MITY was founded on the premise that customers will pay a premium price for products that solve problems and add value. We do not wish to compete in a "me too" commodity market. We are excited to tell our customers: "We are not the cheapest...but we are the best." Quality isn't limited to the product alone. Quality includes all transactions with our customers. In marketing and sales, we help each customer find a product to meet their needs. In engineering, we ensure that the design of each product is durable, cost effective and user friendly. In production, we produce tables and chairs that we would be proud to put in our own homes. We not only ship on-time as promised, but stand ready to work through problems customers may encounter. Superior quality happens as we all perform our work with excellence.

GROWTH AND PROFITABILITY — We pledge to continue to generate a rate of sales earnings and growth above industry average. Growth creates opportunities–the opportunity to learn new skills, take on new responsibilities, and achieve personal and professional goals. We commit to create opportunities for our employees who want to progress. In addition, we value education and training because they promote individual and team competence. In the long run, only profitable companies survive. We depend on our employees to create solutions that will drive productivity, enhance quality, reduce costs, and make us more competitive. MITY is a public company, which means that its owners are the stockholders. Both employees and shareholders depend on profits to guarantee future income.

WORK ETHIC — We affirm that success boils down to meeting commitments, taking responsibility and making significant contributions. When something needs to be done, we step up and perform at our best. Not only do we arrive at work on time, but we come ready physically and mentally to contribute. Work ethic also includes the attitude of continuous improvement in all we do, and fully participating with any team we may work with.

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Ten Year Financial Data Summary

2004 Annual Report

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Statement of Income Data (in thousands)										
Net sales	$44,348	$40,210	$40,094	$42,203	$37,395	$29,468	$25,337	$18,680	$15,383	$13,029
Gross profit	17,173	16,508	16,356	16,699	15,109	11,346	9,349	7,759	6,258	5,360
Operating expenses	9,632	10,217	9,549	9,429	8,127	6,116	5,113	4,209	3,540	2,975
Income from continuing operations	7,541	6,291	6,807	7,270	6,982	5,230	4,236	3,550	2,718	2,385
Other income (expense)	(101)	132	368	117	231	394	367	339	219	116
Provision for income taxes	2,766	2,367	2,772	2,836	2,667	1,996	1,637	1,404	1,009	773
Net income from continuing operations*	4,753	4,063	4,403	4,551	4,546	3,628	2,966	2,485	1,928	1,728
EBITDA	9,175	7,482	7,985	8,235	7,786	5,854	4,728	3,944	3,072	2,715
Balance Sheet Data (in thousands)										
Total assets	$31,956	$25,402	$33,369	$32,287	$29,432	$23,463	$18,556	$14,264	$11,321	$9,090
Total liabilities	4,157	3,948	6,050	4,818	5,047	3,545	1,737	1,331	1,090	923
Cash and securities	7,432	4,539	13,519	6,037	6,141	11,928	10,473	7,646	7,346	4,823
Working capital	13,060	8,069	18,365	16,300	13,574	14,374	12,895	9,454	8,918	6,863
Long term debt	—	—	—	—	—	97	—	—	—	—
Stockholders' equity	27,799	21,454	27,319	27,469	24,385	19,918	16,819	12,933	10,231	8,167
Capital expenditures	3,270	6,577	1,198	2,990	2,695	631	783	735	390	874
Key Ratios										
Gross margin	38.7%	41.1%	40.8%	39.6%	40.4%	38.5%	36.9%	41.5%	40.7%	41.1%
Operating margin	17.0%	15.6%	17.0%	17.2%	18.7%	17.8%	16.8%	19.0%	17.7%	18.3%
Pre-tax margin	16.8%	16.0%	17.9%	17.5%	19.3%	19.1%	18.2%	20.8%	19.1%	19.2%
Effective tax rate	37.2%	36.9%	38.6%	38.4%	37.0%	35.5%	35.6%	36.1%	34.4%	30.9%
Current ratio	4.2	3.1	4.0	4.4	3.9	5.5	8.9	8.2	9.2	8.4
Debt to equity ratio	—	—	—	—	—	—	—	—	—	—
Number of days sales in receivables	46	34	39	41	43	44	37	42	38	42
Inventory turns	12	17	19	17	16	12	17	16	18	18
Return on assets	14.9%	16.0%	13.2%	14.1%	15.4%	15.5%	16.0%	17.4%	17.0%	19.0%
Return on equity	17.1%	18.9%	16.1%	16.6%	18.6%	18.2%	17.6%	19.2%	18.8%	21.2%
Return on equity excluding cash and investments	23.1%	23.2%	30.3%	21.0%	24.0%	42.0%	43.1%	64.4%	58.2%	47.2%
Per Share Data*										
Net income from continuing operations-diluted	$1.09	$0.86	$0.85	$0.87	$0.89	$0.72	$0.58	$0.51	$0.40	$0.37
Cash and securities-diluted	1.70	0.96	2.60	1.16	1.20	2.37	2.06	1.55	1.51	1.02
Stockholders' equity-diluted	6.37	4.55	5.24	5.27	4.76	3.95	3.31	2.63	2.11	1.73
Weighted average common and common equivalent shares-diluted	4,364,683	4,711,420	5,208,924	5,216,604	5,120,247	5,037,680	5,084,180	4,919,002	4,852,590	4,714,962

* Retroactively restated for the 3-for-2 stock split distributed September 23, 1999.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-23898

MITY ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Utah	**87-0448892**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 West 400 North
Orem, Utah 84057
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: (801) 224-0589

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Title of class
Common Stock, par value $.01

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _x_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No _x_

The aggregate market value of the registrant's voting Common Stock held by non-affiliates of the registrant was approximately $33,362,000 (computed using the closing price of $12.85 per share of Common Stock on September 30, 2003 as reported by Nasdaq). Shares of Common Stock held by each officer and director (and their affiliates) and each person who owns 5 percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates for purposes of this calculation. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 4,261,121 shares of the registrant's Common Stock, par value $.01 per share, outstanding on May 19, 2004.

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on August 5, 2004, which Proxy Statement will be filed no later than 120 days after the close of the registrant's fiscal year ended March 31, 2004, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Forward Looking Statements

This Annual Report on Form 10-K, in particular "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements represent the Company's expectations or beliefs concerning, among other things, future revenue, earnings and other financial results, new products, marketing, operations and manufacturing. The Company wishes to caution and advise readers that these statements involve risks and uncertainties that could cause actual results to differ materially from the expectations and beliefs contained herein. For a summary of certain risks related to the Company's business see "Item 1. Business-Risk Factors That May Affect Future Results" beginning on page 6 and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements and Factors That May Affect Future Results of Operations" beginning on page 23.

Unless the context otherwise requires, references to the Company or MITY Enterprises are to MITY Enterprises, Inc. and its subsidiaries. Mity-Lite®, MityTuff®, MityStack®, MityHost™, SwiftSet®, Xpeditor™, Xtreme Edge™, Summit™ Lectern, MitySnap™, BRODA™, and Versipanel™ are trademarks or trade names of the Company.

PART I

Item 1. Business

Background

MITY Enterprises, Inc. (the Company) designs, manufactures and markets premium quality, innovative institutional furniture created to meet the efficiency needs of its customers. The Company's product lines include multipurpose room furniture and healthcare seating. Its line of multipurpose room furniture is sold both domestically and internationally in educational, recreational, hotel and hospitality, government, office, healthcare, church and other public assembly markets. Its healthcare seating is sold mainly in Canada and the U.S. in the long-term healthcare market.

Institutional Furniture Products

Multipurpose Room Furniture. The Company's multipurpose room furniture consists of lightweight, durable, folding leg tables, stacking chairs, folding chairs, lecterns, portable partitions and other related products used in multipurpose rooms.

Lightweight, highly durable tables. The Company has developed and currently manufactures and markets more than 50 different plastic table sizes. These tables are made with several different folding leg and custom color options. The Company has successfully applied engineering grade plastics and sophisticated manufacturing and assembly methods to the production of tables that weigh less and are more durable than competing particle board or plywood table products of similar size. The Company's plastic tables are manufactured using abrasion, stain and water resistant materials. The Company's cornered tables are constructed using its proprietary high-impact corners which can withstand a two-foot drop without sustaining debilitating damage. All of the Company's plastic tables include reinforced edging. Cornered tables are equipped with non-skid pads which facilitate stacking and storage. Management believes the Company's plastic table products appeal to its customers because they are durable, lightweight, easy to handle and attractive.

During the past year, the Company began manufacturing its next generation folding leg table. These tables are lighter weight, have greater edge impact, and are more suitable for outdoor use than our prior generation table. The design includes more leg room, a surface finish that is both stain resistant and easier to write on, and new designer colors and legs. Currently, these tables are only being produced on a limited basis for certain customers, but the Company believes that during the next year, it will launch this product to a broader segment of its customer base.

Folding and stacking chairs. The Company currently offers four lines of stacking chairs and a line of folding chairs: MityTuff, MityStack, MityHost, and SwiftSet Stacking chair lines and the SwiftSet Folding chair line. The MityHost and SwiftSet stacking chair lines are manufactured in-house while the Company's other stacking chair lines are purchased from suppliers and marketed under the Mity-Lite name. The SwiftSet folding chair is manufactured in-house and has a plastic seat and back designed to be more comfortable, durable and lightweight than other folding chairs.

Other multipurpose room products. The Company markets the Summit lectern, a line of lightweight, durable lecterns. The lecterns are made of high quality polyethylene and can withstand abusive environments. The Company offers these lecterns in a variety of colors, with custom inserts that allow customers to match decor. On April 1, 2004, the Company acquired the assets of Versipanel LLC, a marketer of a variety of portable partitions. The Company has added this line of partitions to its product offering. This product line includes room dividers, portable partitions, moveable walls and acoustic panels. In addition to lightweight, durable tables, chairs, lecterns, and partitions, the Company manufactures and/or markets accessory products including table and chair carts, tablecloths, skirting and skirt clips.

Healthcare Seating. Through its wholly owned subsidiary, Broda Enterprises, Inc. (Broda), the Company designs, manufactures and markets healthcare seating and accessories used in long-term healthcare facilities located primarily in the United States and Canada. The Company also markets its healthcare seating products through distributors in Germany and Australia. Broda has developed and manufactures a line of premium wheeled and stationary specialty chairs. Most chair models come in two standard seat widths and six standard colors. The Company also manufactures chairs with custom seat widths, seat depths, and seat heights to accommodate special needs of residents including bariatric sizes. Heavy gauge steel tube chair frames and large wheels and casters allow for greater weight capacity and maneuverability. In addition, a powder coated finish provides a scratch-resistant surface. Broda's high end seating products offer a combination of features that differentiate them from the competition. Broda chairs have been tested for interface pressures and stability that, combined with their rigid and durable design, make Broda chairs suitable seating for long-term care residents including those with Huntington's Chorea Disease, Alzheimer's or Acquired Brain Injury. In addition, nursing home residents susceptible to skin breakdown, suffering from loss of upper body strength, or with other conditions that might otherwise restrict them to bed or place them at risk of self injury or falls, can be safely and comfortably seated in a Broda chair.

Market Overview

Based upon management's analysis of companies known to sell multipurpose room furniture and based upon management's experience and contacts in its industry, management estimates that the domestic market for multipurpose room furniture exceeds $1.5 billion annually. It is estimated that folding tables alone make up more than $400 million of this domestic market. Chairs and other related seating products are estimated to account for approximately $1 billion of the domestic multipurpose room furniture market. Other products such as staging, risers, partitions, lecterns, and flooring account for the balance of the estimated domestic market.

In the healthcare seating market, management estimates that in the United States and Canada there are more than 28,000 nursing homes with over 1.8 million beds. Nursing homes and their residents represent the typical Broda customer. In addition, Broda's market also includes chronic care, psychiatric care or long-term care facilities. Management estimates that the North American market for its current healthcare seating products is approximately $60 million.

Sales and Marketing

Multipurpose Room Furniture. The Company primarily markets its multipurpose room products directly to end users in the educational, recreational, hotel and hospitality, governmental, office products, healthcare, public assembly and church markets. This strategy enables the Company to manage selling costs more effectively and maintain direct contact with its customers. The Company currently employs 54 full-time in-house sales and customer service employees. The Company's sales and customer service personnel are compensated on a salary or commission basis and may qualify for other incentive bonuses based on individual, sales team and Company performance. Each sales and customer service employee receives training in product attributes, customer service, use of the Company's computerized sales management system and all aspects of the sales cycle.

The Company typically markets its products by first identifying customers through internal market research, referrals, trade shows, customer networking and test marketing. Once a market has been identified, the Company's sales and marketing staff will attempt to generate leads for prospective purchasers in such markets by attending trade shows, performing mass mailings and using lead-oriented advertising. The Company uses a proprietary, computer-based sales management system to qualify, track and manage sales leads for prospective and existing customers and to compile customer feedback. While each sales and customer service employee maintains some in-person contact with such employee's assigned customers, most of the Company's sales efforts are pursued using the telephone, fax machine, e-mail, internet, videotapes and mail services.

The Company's plastic table and lectern products are sold with a twelve-year pro-rata warranty covering materials and workmanship. The MityTuff is sold with a seven-year warranty covering materials and workmanship. The MityStack and SwiftSet are sold with a ten-year warranty covering materials and workmanship. The MityHost is sold with a ten-year warranty covering the structural integrity of the metal frame and a one-year warranty covering the upholstery. The new Versipanel partitions are sold with a one-year warranty covering materials and workmanship.

Healthcare Seating. The Company markets its healthcare seating products to end users and care givers in healthcare markets through its own sales representatives and independent manufacturer's representatives, distributors and retailers of durable medical equipment. The Company currently employs 25 full-time sales and customer service employees and 14 independent manufacturing representatives and distributors in its healthcare seating operations. The Company's internal sales and customer service employees are compensated with a base salary and may qualify for commission, incentive or bonus pay. The Company promotes its products through print advertising, trade shows, mass mailings and telephone solicitations targeted to healthcare professionals. The Company has a sampling program and provides many prospective purchasers with product samples for 14-day trial periods. All of Broda's chairs carry a limited three-year warranty on the steel frame and a limited one year warranty on the other components for defects and failure in normal use.

International Sales

Since its inception in 1987, the Company has focused its marketing efforts primarily on domestic markets. The Company has, however, sold its products in Canada, South America, Europe, Asia, Middle East and Australia. For the fiscal years ended March 31, 2002, 2003, and 2004, the Company's international sales accounted for 12.6 percent, 11.1 percent and 13.4 percent of the Company's total sales, respectively. The Company has been successful in establishing distributor relationships in Canada, Australia, Mexico, United Kingdom, France, Spain, and the United Arab Emirates. Approximately 32 percent of healthcare seating sales are in Canada with all but 5 percent of the remaining sales are in the United States.

Manufacturing and Materials

Multipurpose Room Furniture. The Company's manufacturing process for its current generation plastic table products consists principally of bonding a thermoformed ABS plastic shell to a wood core frame. The procedure for its next generation plastic table products involves a proprietary rotational molding process. Metal legs, which are manufactured and painted in-house, and edge trim are then attached to the table to complete the process. Since its inception, the Company has implemented a number of changes to its manufacturing process and product design which have resulted in increased production volumes, improved production quality and increased on-time shipping performance. The Company has designed and manufactured certain proprietary equipment used in its manufacturing process. The Company believes that its manufacturing innovations give it a competitive advantage, allowing the Company to reduce production costs and increase productivity. The Company's typical order to delivery lead time is between three and five weeks.

The Company's manufacturing process for its multipurpose chair products consists principally of the manufacturing and painting of legs and frames, upholstering seat and back cushions for the MityHost chair, injection molding the seat and back for the SwiftSet chair, and final assembly of the components. The MityTuff and MityStack chairs are distributed by the Company under original equipment manufacturer (OEM) arrangements with the chair manufacturers. The MityHost stacking chair, SwiftSet folding chair, and SwiftSet stacking chair are manufactured in-house at the Company's facility in Orem, Utah. The Company's manufacturing process for its lectern products consists primarily of assembling electronic components, attaching the laminated insert to the shell, and final assembly of the components. The manufacturing process for the Company's portable partitions involves principally cutting and forming an internal foamed structure, laminating an acoustical fabric onto the structure and attaching additional hardware components.

Healthcare Seating. The Company's manufacturing process for its healthcare seating products includes such metal fabricating processes as welding, bending, punching, drilling and painting. The Company also performs cut and sew operations to produce its chair cushions and accessories. Metal components are typically powder coated or painted for corrosion protection. Components purchased for assembly into chairs includes casters, gas springs, cables, vinyl fabric, strapping, and plastic parts.

Raw materials used in all of the Company's products such as plastic, wood, metal and fabric are generally available from a number of suppliers. The plastic used in the Company's multipurpose room products and tubing used in the metal legs are manufactured according to the Company's specifications. The multipurpose room operations operate without a substantial raw materials inventory by depending on certain key suppliers to provide raw materials on a "just-in-time" basis. Component parts are provided by a number of suppliers to the Company's specifications. The Company's other raw materials such as wood, formed metal, laminate, fabric and certain welding compounds are commodity items. The Company believes that most of its raw materials are available from alternative suppliers. However, any significant interruption in delivery of such items could have a material adverse effect on the Company's operations.

Competition

The markets in which the Company participates are highly competitive. The institutional furniture industry consists of a fragmented group of large manufacturers and a host of smaller manufacturers. The healthcare seating industry also includes a fragmented group of major medical device manufacturers and many small manufacturers.

Multipurpose Room Furniture. The Company markets its table products based primarily on product performance (lightweight and durable) and reputation, not price. The Company's average table price is generally higher than the average price of competing particle board, plywood, plastic or metal table products of its competitors. The Company believes that it has a respected reputation for product quality, convenience and customer service and that for these reasons, end users often choose its table products over competitors' lower cost table products. Because only certain elements of the Company's table design are patented, the Company's tables may be reverse engineered and duplicated by competitors who are able to develop the manufacturing equipment and processes to do so. In the past few years, several competitors have introduced other thermoformed plastic tables with many similar characteristics to the Company's products. More recently, other competitors have introduced blow molded plastic tables that, although not currently as durable, are cheaper than the Company's table products. These introductions have increased price and profit margin pressures on the Company's products. Further improvements in these products or introductions of new competing products by lower cost producers would put additional price and profit margin pressure on the Company which could have a material adverse effect on the Company's results of operations. During the past few years, the Company has been developing new products including a new generation of multipurpose room tables. If these efforts prove successful, the Company currently believes that these new products will help to relieve some of the Company's pricing and profit margin pressure.

Among the Company's primary competitors in the table market are Palmer-Snyder, Inc., McCourt Manufacturing, Inc., Midwest Folding Products, Krueger International, Inc., Falcon Products, Inc., SICO and Virco Manufacturing Corporation which market a thermoformed plastic table; Southern Aluminum, Inc., which produces an aluminum table; Lifetime Products which markets a blow molded plastic table, Krueger International, Inc., Bevis Custom Furniture, Inc., Globe Business Furniture and Virco Manufacturing Corporation, Inc. which produce particle board tables; and Falcon Products, Inc., Midwest Folding Products, and Palmer-Snyder, Inc., which produce plywood tables.

Management believes that customers purchase the Company's multipurpose room chair products primarily because of product performance, reputation, warranty service and convenience. The market for institutional chairs is highly competitive and fragmented. The Company believes that its SwiftSet folding chair and stacking chair lines have technological and performance advantages over its competitors. Although the Company's other chair lines do not offer the same advances as the Company's table and SwiftSet chair products, the Company believes they do have distinct selling features. Among the Company's primary competitors in the multipurpose chair market are Falcon Products, Inc., Virco Manufacturing Corporation, Artco-Bell Corporation, Globe Business Furniture, Shelby Williams Industries, Inc., MTS Seating, Krueger International, Inc., Clarin, a division of Greenwich Industries, Meco Corporation, Gasser Chair Company, Inc., Bertolini, Inc., and Church Chair Industries, Inc. Management believes that the primary competitors for its new portable partition product include ScreenFlex, SICO, Bertolini, Inc., Panelfold, Inc., Curtition, Inc., Hufcor, Inc., Modernfold, Inc., and Clone Office Cubicles.

Healthcare Seating. Management believes that customers purchase the Company's healthcare seating products primarily because of product performance, reputation and service, not price. The Company's average healthcare chair price is generally higher than the average price of competing chairs. The Company's chairs generally offer significantly greater performance in terms of function and durability and for these reasons are chosen over lower cost competitors' products. Among the Company's primary competitors in the healthcare seating market are Invacare Corp., L.P.A. Medical Inc., Graham-Field Inc., Maple Leaf Wheelchair Manufacturing Inc., Sunrise Medical Inc., Hillenbrand Industries Inc., Winco Inc., Dolomite, Homecrest Industries Incorporated, and Future Mobility.

Intellectual Property

The Company has been granted two utility patents relating to the construction of its table tops. A design patent and six utility patents have been granted on the SwiftSet chair. A utility patent has been granted on a flex mechanism for the Host chair. The Company has chosen not to apply for international patent protection for any of these concepts. The Company does not believe this will have a material adverse effect on the Company. The Company has recently applied for three utility patents related to its next generation table and one utility patent related to its SwiftSet Stacking chair. The Company also has several trademarks and trade names as referenced on the page preceding page 1 of this report.

Utility patents relating to the function of its newest most functional healthcare chair model have been granted to the Company in the United States and Canada. A utility patent on its flipdown footrest has been granted in the United States and is pending in Canada. The Company does have international patents pending on healthcare chairs in Canada, Japan, Germany, the United Kingdom, and France. The Company has been granted design patents on its geriatric accessory tray, healthcare chair back, flipdown footrest, and healthcare chair for Canada and the United States. The stylized word "BRODA" has been trademarked for Canada and the United States and trademark registration has been applied for in Europe. Broda's "Comfort Tension Seating" has been trademarked in Canada and the U.S. The "Pedal Chair" trademark has been granted in the U.S. and Canada.

The Company believes that aspects of its manufacturing processes are trade secrets of the Company. The Company relies on trade secret law and nondisclosure agreements to protect its trade secrets. The Company believes that its patents and trade secrets provide it with competitive advantages.

Government Regulation

The Company is subject to various local, state, provincial and federal laws and regulations including, without limitation, regulations promulgated by federal, state and provincial environmental and health agencies, the Federal Occupational Safety and Health Administration, the Food and Drug Administration, North American Free Trade Agreement, and laws pertaining to the hiring, treatment, safety and discharge of employees. The Company's manufacturing operations must also meet federal, state, provincial and local regulatory standards in the areas of labor, safety and health. Historically, the cost of regulatory compliance has not had a material adverse effect on the Company's sales or operations.

Employees

As of March 31, 2004, the Company had approximately 351 full-time and 9 part-time employees. No employees have union representation. The Company believes that its relationship with its employees is good.

Risk Factors That May Affect Future Operations

Product Line Expansion Strategies; Entry Into New Markets. The Company's expansion of its current product lines is contingent, among other things, upon the Company's ability to develop and/or acquire additional lines of complementary institutional furniture which can be purchased or manufactured in a cost efficient manner and sold at competitive prices in the Company's markets. Developing viable new products requires capital and takes time. The Company may not be able to develop new products at a speed or cost that allow us to timely capitalize on market opportunities or counter competition. Over the past few years, the Company has been developing a new generation multipurpose room table and has invested substantial capital resources in this development. The Company believes that it will be successful in launching this product, but cannot guarantee that it will be successful or that it will not incur additional costs to launch this or other products.

Down-turn in Furniture Industry. Beginning in fiscal 2002, and continuing through fiscal 2004, the Company faced one of the most significant down-turns ever in the global furniture industry. Industry analysts reported declines in the U.S. office furniture market of 18% for calendar year 2001, 19% in 2002, and 4% in 2003. These years constitute an unprecedented three consecutive year decline in an industry that only had three down years between 1971 and 2000. Companies throughout the world have reduced their spending across many capital goods categories, including furniture. Revenue and order rates across the industry fell throughout calendar 2001, 2002, and 2003 as customers delayed and canceled orders. Demand for furniture products continued to soften as corporate profits remained under pressure during recent years. Demand for the Company's products was also adversely impacted by declines after September 11, 2001 in the hospitality and recreational markets. Terror threats, war, economic uncertainty, and related uncertainties contributed to the downturn. However, the near term outlook for the institutional furniture industry seems to be improving. It appears that the bottom of the market has been reached. During the last part of 2003 and so far in 2004 industry sales and order rates began to stabilize and grow slightly. Also, industry analysts are predicting increases in calendar year 2004 of approximately 4%. Although the outlook seems to be improving, if conditions do not improve, or begin to decline again, the Company would be negatively impacted.

Inflation and Increasing Raw Material Costs. During the fourth quarter of the fiscal year ended March 31, 2004, the Company experienced rapidly increasing costs in some of its raw materials, particularly steel. In response to the increase, the Company has implemented a price increase on most of its product lines. The Company cannot predict whether it will be able to achieve the implemented price increase or what effects the price increase might have on sales volumes. Sales could decline. Although the Company is unable to predict whether the price of its raw materials will continue to increase, further increases would erode the Company's gross margin without additional price increases for the Company's products.

Competition. The Company is facing increased competition because of innovations in competitors' products and lower pricing brought on by the general down-turn in the furniture industry. More of the Company's competitors have begun introducing products that directly compete with the products offered by the Company including competitors who are manufacturing their products offshore at a lower cost. The Company's products are generally more expensive than products sold by the Company's competitors in the same markets. The Company believes that competition for its products is generally based on product quality and characteristics, service and price. Unless the Company adapts and responds to these competitive threats, the Company will face margin pressure from low cost producers. Only certain elements of the Company's products are patented so unpatented elements could be reverse engineered and duplicated by competitors who are able to develop the manufacturing equipment and processes to do so. The Company's continued success will depend upon, among other things, its ability to continue to manufacture and market high quality, high performance products at prices competitive in the markets served by the Company. Although the Company is developing new products, including a new generation of multipurpose room tables, it is uncertain at this time what the marketplace acceptance will be for this product. Also, the Company believes that it has developed proprietary technology and techniques for producing its new generation of tables. Although the Company has taken steps to safeguard this intellectual property, it cannot ensure that competitors will not be able to duplicate this process.

Potential Decrease in Demand for Healthcare Seating Products. During fiscal 2004, our Broda operations continued to become a more significant part of our consolidated results of operations and contributed significantly to our net income. Sales of our healthcare seating products may decline if insurance funding for the purchase of such products is limited or eliminated or if regulatory changes occur that adversely affect the funding or demand for such products. In addition, the Company may be unable to expand its geographic markets for healthcare seating products.

Recent Acquisition. On April 1, 2004, the Company announced the acquisition of the assets of Versipanel LLC, a manufacturer of portable partitions. The Company believes that this product will allow it to expand its product line and better penetrate the institutional furniture market. However, there can be no assurance made that the Company will be successful in integrating this product line into its existing product offering, or that the planned objectives of the Company with respect to these new products will be achieved.

Loss of Key Customers. The loss of any key customers of the Company would decrease the Company's revenue. Given the current environment in the furniture industry, the Company cannot assure that it would be able to replace such revenue or reduce its costs and therefore, the Company's profitability would be adversely impacted.

Raw Material Sources. Both the plastic used in the Company's products and the tubing used in its table legs and chairs are manufactured according to Company specifications. Portions of the Company's multipurpose room operations operate without substantial inventory levels of raw materials by depending on certain key suppliers to provide raw materials on a "just-in-time" basis. The Company believes that necessary materials are generally available from alternate suppliers. However, any shortages or significant interruptions in the delivery of raw materials could have a material adverse effect on the Company's production schedule and operations.

Startup Development Company. The Company has a 50 percent equity ownership interest in a separate startup development company that is investigating the commercial development of a new technology related to the manufacturing process the Company is using for its next generation tables. There is no guarantee that the Company will be able to find other suitable applications for this technology or that this entity will be successful in achieving its objectives.

Warranty Service Costs. The Company intends to continue to offer warranties covering materials and workmanship on its existing products and anticipates providing a warranty covering materials and workmanship for all complementary product lines developed or acquired by the Company. While the Company has implemented improved quality control measures that it expects will reduce warranty claims, it is possible that warranty servicing costs will increase in future periods. Furthermore, the Company is not in a position to anticipate the additional warranty service costs that may be incurred as a result of the Company's expansion into new or complementary product lines.

Future Variations in Operating Results. The Company's short-term profitability could be adversely affected by its decision to develop or acquire complementary product lines, hire additional sales staff, and pursue additional acquisitions. Various factors, including acquisition related expenses, the ability to find and train qualified personnel, operational transitions, timing of new product introductions and the cost of penetrating new markets and changes in product mix, may have an adverse effect on the Company's results of operations. While the Company believes that the addition of new product lines will increase the Company's long-term profitability, there can be no assurance that the Company will continue to experience profitability at historical rates. The Company may experience temporary fluctuations in operations and quarterly variations in the future.

Forward-Looking Statements and Factors That May Affect Future Results of Operations. Forward-looking statements contained herein include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, warranty expense, and cost reductions to preserve margins. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed above as well as general economic and business conditions, that could cause actual results to differ materially from historical results and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations described above and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to those factors referenced above and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements and Factors That May Affect Future Operating Results."

Available Information

Information regarding the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, will be made available, free of charge, at the Company's internet website at www.mityenterprises.com, as soon as reasonably practicable after the Company electronically files such reports with or furnishes them to the Securities and Exchange Commission.

Item 2. Properties

The Company's corporate headquarters and multipurpose room furniture manufacturing facilities are located in Orem, Utah (approximately 40 miles south of Salt Lake City). The Company's headquarters and multipurpose room table and cart manufacturing facility consists of approximately 71,000 square feet of manufacturing, office, research and development and storage space located on approximately four acres of land. In addition, the Company owns approximately nine acres of land across the street from its corporate headquarters. On a portion of this property, the Company has built a 79,000 square foot office and manufacturing facility to house its sales force and multipurpose room chair operations. During the fiscal year ended March 31, 2004, the Company completed the construction of a new 63,000 square foot facility which is being used for the manufacturing of its next generation of multipurpose room tables. The Company estimates this property includes enough real estate to build approximately an additional 140,000 square feet of facility to support the future growth of the Company. The Company also owns an adjacent 2,400 square foot building that sits on approximately one acre of land. The Company believes that by adding additional equipment and production shifts, its existing facilities will serve its current product lines for the next year. However, if the operation adds additional product lines and/or significantly modifies its existing products lines, additional facilities may need to be constructed on the Company's existing land.

The Company's healthcare seating manufacturing facilities are located in Waterloo, Ontario, Canada (approximately 60 miles west of Toronto). These facilities consist of two adjacent buildings with approximately 30,000 square feet of leased manufacturing, office, research and development and storage space. The facilities and related real estate are leased under an agreement for a two-year term expiring in August 2004. The base monthly lease payment is approximately $12,000. Broda pays all maintenance costs, taxes and insurance. The Company believes that these facilities will serve its healthcare seating manufacturing needs for the term of the lease.

Item 3. Legal Proceedings

From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company maintains insurance coverage against potential claims in an amount which it believes to be adequate. The Company also has certain alleged obligations of up to $2.3 million related to a defined benefit pension plan and $0.2 million related to a wage dispute resulting from exiting and selling its specialty office seating and systems business in fiscal 2002. The Company does not believe that it is liable for these amounts and plans to vigorously defend its positions. At this time, the Company is unable to determine what its liability will be. There are no material pending legal proceedings against the Company, other than routine litigation incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the Nasdaq National Market System under the symbol "MITY". The Company's common stock first began trading on April 29, 1994. The following table outlines the Company's quarterly stock price performance during the last two years.

	High	Low
Fiscal Year Ended March 31, 2004:		
First Quarter	$12.15	$10.12
Second Quarter	13.00	10.90
Third Quarter	19.58	12.89
Fourth Quarter	19.19	16.05
Fiscal Year Ended March 31, 2003:		
First Quarter	$13.05	$10.55
Second Quarter	12.50	10.02
Third Quarter	14.25	9.90
Fourth Quarter	12.76	9.60

There were 132 security holders of record as of May 19, 2004. In addition, management estimates that there were approximately 1,900 beneficial shareholders. Since the closing of its public offering, the Company has not declared dividends and does not currently anticipate paying dividends.

The following table presents information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under existing equity compensation plans at March 31, 2004:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	563,362	$10.70	47,261
Equity compensation plans not approved by security holders	- -	- -	- -
Total	563,362	$10.70	47,261

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto included in this Form 10-K. The statement of income data set forth below with respect to the fiscal years ended March 31, 2004, 2003 and 2002 and the balance sheet data at March 31, 2004 and 2003 are derived from, and should be read in conjunction with the audited Financial Statements included in this Form 10-K. The statement of income data set forth below with respect to the fiscal year ended March 31, 2001 and 2000 and the balance sheet data at March 31, 2002, 2001 and 2000 are derived from audited financial statements not included in this Form 10-K.

Statement of Income Data

Year Ended March 31,	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Net sales	$44,348	$40,210	$40,094	$42,203	$37,395
Cost of products sold	27,175	23,702	23,738	25,504	22,286
Gross profit	17,173	16,508	16,356	16,699	15,109
Expenses:					
Selling	6,452	6,172	6,363	6,595	5,547
General and administrative	1,787	2,504	2,028	1,960	1,781
Research and development	1,393	1,541	1,158	874	799
Income from continuing operations	7,541	6,291	6,807	7,270	6,982
Interest and other, net	(101)	132	368	117	231
Income before provision for income taxes	7,440	6,423	7,175	7,387	7,213
Provision for income taxes	2,766	2,367	2,772	2,836	2,667
Net income from continuing operations before minority interest	4,674	4,056	4,403	4,551	4,546
Minority interest	79	7	—	—	—
Net income from continuing operations	4,753	4,063	4,403	4,551	4,546
Earnings (loss) from discontinued operations, net of applicable income tax	—	—	(271)	(4,547)	154
Estimated gain (loss) on disposal, net of applicable income tax	—	745	(3,256)	—	—
Net income	$4,753	$ 4,808	$ 876	$ 4	$4,700
Basic earnings per share from continuing operations	$1.14	$0.90	$0.86	$0.90	$0.95
Basic earnings (loss) per share from discontinued operations	—	—	(0.05)	(0.90)	0.03
Basic gain (loss) per share on disposal of discontinued operations	—	0.17	(0.64)	—	—
Basic earnings per share	$1.14	$1.07	$0.17	$0.00	$0.98
Weighted average common shares outstanding – basic	4,157,081	4,501,342	5,071,125	5,076,456	4,812,610

Diluted earnings per share from continuing operations	$1.09	$0.86	$0.85	$0.87	$0.89
Diluted earnings (loss) per share from discontinued operations	—	—	(0.05)	(0.87)	0.03
Diluted gain (loss) per share on disposal of discontinued operations	—	0.16	(0.63)	—	—
Diluted earnings per share	$1.09	$1.02	$0.17	$0.00	$0.92
Weighted average common and common equivalent shares outstanding – diluted	4,364,683	4,711,420	5,208,924	5,216,604	5,120,247

Balance Sheet Data

March 31,	2004	2003	2002	2001	2000
			(in thousands)		
Working capital	$ 13,060	$ 8,069	$18,365	$16,300	$13,574
Total assets	31,956	25,402	33,369	32,287	29,432
Stockholders' equity	27,799	21,454	27,319	27,469	24,385

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company designs, manufactures, and markets institutional furniture. The Company's current product lines consist of multipurpose room furniture and healthcare seating. In addition, the Company continues to pursue development of new products and the acquisitions of product lines or companies that will be complementary to the Company's businesses.

Multipurpose Room Furniture. The Company's multipurpose room furniture line consists of lightweight, durable, folding leg tables, stacking chairs, folding chairs, lecterns, portable partitions, and other related products. These products are used in multipurpose rooms of educational, recreational, hotel and hospitality, government, office, healthcare, religious and other public assembly facilities. Historically, growth in this segment has come from an expanding base of new customers, from increasing sales to existing customers and from expansion of the Company's multipurpose room product line. The current and future growth of the Company's multipurpose room furniture operations is largely dependent upon its ability to successfully introduce and market new product lines of multipurpose room furniture and its ability to profitably increase its market penetration into existing and new markets.

Multipurpose Room Furniture Outlook. The downturn in the domestic and international economy, particularly the downturn in the furniture industry and some of the Company's target markets such as education and recreation, negatively impacted the Company's historical sales growth rates in fiscal 2003 and 2002. Continued terror threats and military conflicts have also negatively impacted many of the Company's markets, particularly travel-related markets such as the hotel and hospitality, recreational and public assembly markets. Industry analysts reported a decline in the U.S. office furniture market of 19 percent for calendar year 2002 and over 4 percent for calendar year 2003. The Company has also seen significant competitive pressure in its multipurpose room table markets from lower-priced thermo-formed and blow-molded tables and expects this pressure to continue. The Company's multipurpose room operations for the year ended March 31, 2004 performed better than the industry as sales volumes increased 9 percent as compared to the prior year. This increase was particularly strong in the fourth quarter with sales volumes increasing by 24 percent as compared to the fourth quarter of the prior fiscal year. For the current calendar year, industry analysts recently revised their estimates of growth in the U.S. office furniture upward from 2 percent to 6 percent, with the first quarter flat and improving as the year progresses. The Company is encouraged by these forecasts as well as the strengthening of the economy in general, and is cautiously optimistic that the industry will begin to rebound and that the Company's multipurpose room sales volumes will likewise continue to grow.

The Company is preparing to launch its next generation of multipurpose room tables. During the past few years, the Company has been developing a table that is stronger, lighter, more durable and better able to withstand outdoor use than its current multipurpose room tables. The Company believes that it has developed a product that will meet most if not all of these requirements. During the quarter ended September 30, 2003, the Company shipped some initial prototype tables to one of its customers. Upon further consultation with this customer as well as further internal testing, the Company initiated some revisions in the design of the table requiring some rework of the initial design and manufacturing process. The Company has completed the redesign and is beginning to create a repeatable manufacturing process to produce these tables. The Company also has completed the construction of a 63,000 square foot facility that is now being used to manufacture its new generation tables. The Company has started regular table shipments to certain customers, and anticipates moving forward with a general product launch in the next six to nine months. The Company currently believes that its next generation table will largely replace its existing table sales over a period of one to two years. The Company also believes that if all of the performance criteria are met that it may be able to capture additional market share.

During the past few years, chair sales have begun to make up a larger portion of the sales of the Company's multipurpose room operations. Although table sales still predominate the volume of this operation, most of the increases in sales can be attributed to increases in chair sales. During the first quarter of fiscal 2005, the Company launched a new line of stacking chairs to complement its existing chair lines. The Company anticipates developing additional complementary chair lines to continue to grow this portion of its business as well as further penetrating its existing marketplace with its current line of chairs. However, the Company cannot guarantee that it will be able to successfully develop and launch such chair lines or further penetrate its existing marketplace.

The Company has a 50 percent equity ownership interest in a separate startup development company that is investigating the commercial development of a new technology related to the manufacturing process the Company is using for its next generation tables. The Company believes that this technology may be used for the internal development and/or licensing of new products which may be outside of its current multipurpose room marketplace. Pending the launch of the Company's next generation table, the Company will continue to evaluate potential applications of this process to determine which new products, if any, would be best suited for the Company to start developing. There is no guarantee that the Company will be able to find other suitable applications for this technology.

On April 1, 2004, the Company purchased the assets of Versipanel LLC, a privately-owned designer, manufacturer and marketer of a variety of portable partitions based in Phoenix, Arizona. For the year ended December 31, 2003, Versipanel generated sales of approximately $1.5 million. The Company plans to sell the Versipanel products through its existing sales system to current customers. The Company believes that this product will allow it to expand its product line and better penetrate the institutional furniture market.

Healthcare Seating. Through Broda, the Company markets a line of healthcare seating products to customers in Canada and the United States. Broda's operations are based in Waterloo, Ontario, Canada. Broda focuses on providing products which assist long-term care patients with advanced needs due to a debilitating condition or disease, and has developed a line of premium-priced geriatric seating products. Broda chairs are serving a very specific niche in the healthcare market and thus are not competing in the commodity-oriented general healthcare seating market.

Healthcare Seating Outlook. The Company believes that the specialty healthcare seating market is less subject to economic pressures than the Company's multipurpose room furniture operations. During the year ended March 31, 2004, the Company's healthcare seating operations have not been significantly impacted by the downturn in the U.S. and world economies. However, the medical and healthcare industry is more subject to regulatory changes that could affect the demand for Broda's products. The Company is not aware of any regulatory changes in the near future that would have a substantial and negative impact on this business. The Company's healthcare seating operation's future growth depends largely upon increasing its market penetration into the U.S. market and other foreign markets as well as its ability to successfully introduce new product lines.

General Near-Term Outlook. Based on the reasons stated above, the Company anticipates that sales volumes during the quarter ending June 30, 2004 will be up to 10 percent higher as compared to the prior year's first quarter. Despite these expectations, the Company, for a variety of reasons including those described in "Risk Factors That May Affect Future Operations", may not be successful in achieving this sales level in the first quarter.

Discontinued Operations. In November 2002, the Company completed its plan for exiting and selling the assets of the specialty office seating and systems segment of its business (the CenterCore and DO Group businesses). This plan was originally approved by the Company's Board of Directors on June 2001. Since that time and in accordance with Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions, the Company treated the DO Group and CenterCore segment of its operations as a discontinued operation. At the time that the plan was originally formulated, an estimated $3,256,000 loss was accrued for in the three months ended June 30, 2001 to account for the expected losses on disposal and estimated operating losses through the disposal date. After the completion of the plan, the actual net loss, after tax was determined to be $2,511,000. Since the amount of loss that was originally estimated and accrued for in the June 2001 quarter of $3,256,000 was higher than this amount, the Company recognized a gain, net of tax, of $745,000, in the three month period ended December 31, 2002. The sale of the assets of this segment was completed in three transactions. The first two transactions took place in September and October 2001. The final transaction occurred in November 2002.

In September 2001, the Company completed the sale of its JG auditorium seating line, a product line of DO Group. The Company sold its inventory, intellectual property, tooling, and limited machinery and equipment related to this product line for $88,000. The book value of these assets at the time of sale was approximately $20,000.

In October 2001, the Company completed the sale of its Domore seating line, a product line of DO Group. The Company sold inventory, intellectual property, tooling, machinery and equipment, and limited furniture and fixtures related to this product line and its Elkhart headquarters for $150,000 in cash and $350,000 of notes from the buyer. The first note, totaling $100,000, bore interest at the prime rate (adjusted monthly) as published by the Wall Street Journal, requires monthly payments of interest only. The principal amount of this note was due in April 2003. The second note, totaling $250,000, which also bears interest at the prime rate, required monthly payments of interest only from November 2001 through January 2002 and has required monthly principal and interest payments since February 2002. This note is being amortized over a five-year period with a balloon payment for the remaining unpaid principal balance due at the end of three years in January 2005. The notes are secured by a subordinated security interest in all of the assets of the buyer. Both of these notes were discounted using a 20% interest rate and valued on the balance sheet at $82,000 and $185,000 respectively. Due to the uncertainty of the collectability of the notes, the Company established a reserve for the entire notes receivable balance and any accrued interest receivable. As of March 31, 2003, the buyer had paid off the first note and is current on the second note.

In November 2002, the Company completed the sale of its specialty office systems line. The Company sold inventory, property, plant, tooling, machinery, equipment, and intellectual property related to the systems line for a net $250,000 in cash. The Company retained existing accounts receivable, deferred tax assets and certain liabilities.

Critical Accounting Policies and Estimates

This discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the use of estimates and assumptions that affect amounts reported and disclosed in the financial statements and footnotes. The critical accounting policies for the Company which require management to make judgments and assumptions about matters that are uncertain at the time of the estimate include the allowance for doubtful accounts receivable, the reserve for obsolete inventory, accruals for warranty expense, values for the discontinued operations, goodwill and other intangible assets, notes receivable, income taxes, pension liability and wage dispute, and revenue recognition.

Allowance for doubtful accounts receivable: The Company exercises considerable judgment in determining the ultimate collectability of its accounts receivable. Several factors are used in making these judgments including the customer credit quality, historical write-off experience and current economic trends. The Company reviews these factors quarterly, and the allowance is adjusted accordingly. If the financial condition of the Company's customers were to deteriorate, an additional allowance may be required.

Reserve for obsolete inventory: Inventories are stated at the lower of cost, on a first in, first out basis, or market. Additionally, the Company evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover and ultimate product sales value.

Accruals for warranty expense: The Company's warranty service costs for fiscal years ended March 31, 2004, 2003, and 2002 totaled 1.4 percent of net sales or $619,000, 1.0 percent of net sales or $417,000 and 1.4 percent of net sales or $525,000, respectively. The Company provides for the estimated cost of product warranties at the time revenue is recognized. This warranty obligation is affected by failure rates, the introduction of new products, and the costs of material and labor to repair or replace the product. The Company regularly assesses the adequacy of its accrual for warranty expense based upon historical warranty rates and anticipated future warranty rates.

Values for the discontinued operations: On November 8, 2002, the Company completed its plan for exiting and selling the assets of the specialty office seating and systems segment of its business. This plan was originally approved by the Company's Board of Directors on June 29, 2001. During the quarter ended June 30, 2001, the Company developed and approved a plan for exiting and selling the specialty office seating and systems furniture segment of its operations. Since that time and in accordance with APB 30, the Company has treated the DO Group and CenterCore segment of its operations as a discontinued operation. At the time that the plan was originally formulated, an estimated $3,256,000 loss was accrued for in the three months ended June 30, 2001 to account for the expected losses on disposal and estimated operating losses through the disposal date. After the completion of the plan, the actual net loss, after tax has been determined to be $2,511,000. Since the amount of loss that was originally estimated and accrued for in the June 2001 quarter of $3,256,000 was higher than this amount, the Company recognized a gain, net of tax, of $745,000, in the period ended December 31, 2002. The Company did retain certain assets and liabilities of the segment after completion of the sales plan. Considerable judgment was used to estimate the value of these assets and liabilities based on many factors including the net expected realizable value of the remaining accounts receivable, the realization of tax benefits, and potential remaining expenses.

Goodwill and other intangible assets: The Company reviews annually the carrying value of its goodwill and other intangible assets. The goodwill arose from the Broda acquisition and the other intangible asset is intellectual property related to the startup development company in which the Company has invested. This review is performed by calculating the present value of estimated future cash flows. If the carrying value of the intangible asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the intangible asset exceeds its fair value. No impairment charges have been recorded related to the Broda goodwill or the intellectual property related to the startup development company.

Notes receivable: The Company reviews its notes receivable to determine likely collectability. Since the notes are with entities without a history of an ability to create future cash flows, the Company bases its belief in their collectability upon its understanding of the potential future success of the products being developed or on the Company's belief of what the liquidation value of the operation would be. At this time, the Company has created reserves on some of these notes receivable. Due to the high level of uncertainty in the success of these products, these notes receivable may not be ultimately realized.

Investment in affiliate: The Company has an investment in the startup development company of $132,000. The Company consolidates this entity within its financial statements and eliminates the other owner's 50 percent share in the net profits or losses in the income statement. For the year ended March 31, 2004, a net loss of $249,000 was realized by this entity of which 50 percent or $125,000 was allocated to the minority interest.

Income taxes: The Company evaluates quarterly the realizability of its deferred tax assets based upon expected future taxable income. Management believes that it is more likely than not that future earnings will be sufficient to recover deferred tax assets.

Pension liability and wage dispute: The Company has certain alleged obligations of up to $2.3 million related to a defined benefit pension plan and $0.2 million related to a wage dispute resulting from exiting and selling its specialty office seating and systems business. The Company does not believe that it is liable for these amounts and plans to vigorously defend its positions. At this time, the Company is unable to determine what its liability will be.

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer based on the terms of the sale agreement. Discounts directly related to the sale are recorded as a reduction to net sales.

Recently Issued Financial Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The recognition and measurement provisions of FIN No. 45 are effective for all guarantees entered into or modified after December 31, 2002. The adoption of this standard did not significantly impact the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN No. 46") an interpretation of ARB No. 51. FIN No. 46, as amended, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have an interest in any variable interest entity and therefore the adoption of FIN No. 46 did not impact our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by items included in or derived from the Company's Statements of Income.

Year Ended March 31,	2004	2003	2002	2001	2000
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold	61.3	58.9	59.2	60.4	59.6
Gross profit	38.7	41.1	40.8	39.6	40.4
Operating expenses:					
Selling	14.5	15.4	15.8	15.6	14.8
General and administrative	4.0	6.3	5.1	4.7	4.8
Research and development	3.2	3.8	2.9	2.1	2.1
Income from continuing operations	17.0	15.6	17.0	17.2	18.7
Interest and other, net	(0.2)	0.4	0.9	0.3	0.6
Income before tax	16.8	16.0	17.9	17.5	19.3
Provision for income taxes	6.1	5.9	6.9	6.7	7.1
Net income from continuing operations	10.7%	10.1%	11.0%	10.8%	12.2%

Comparison of Fiscal Years 2004, 2003 and 2002

Net Sales

The Company's fiscal 2004 net sales of $44.3 million were up 10 percent or $4.1 million as compared to net sales in fiscal 2003. The increase in sales in the current year resulted primarily from increased sales in both the Company's healthcare seating segment and the Company's multipurpose room furniture segment. For fiscal 2004, the multipurpose room furniture segment experienced a sales increase of almost 9 percent and the healthcare seating segment experienced sales growth of over 22 percent. Within the multipurpose room furniture segment, chair sales accounted for most of the increase, as sales of this product line were 28 percent higher than the prior year. Table sales also increased by 3 percent. International sales for all product lines represented 13 percent and 11 percent of net sales for fiscal 2004 and 2003, respectively.

The Company's fiscal 2003 net sales of $40.2 million were up $116,000 as compared to net sales in fiscal 2002. The small increase in sales in fiscal 2003 resulted primarily from increased sales in the Company's healthcare seating segment as well as the Company's multipurpose room chair markets. This increase was offset by decreased sales in the Company's multipurpose room table markets due largely to a continued downturn in the domestic and international economy and significant competitive pressures. For fiscal 2003, the multipurpose room furniture segment experienced a sales decrease of less than 1 percent and the healthcare seating segment experienced sales growth of almost 7 percent. International sales for all product lines represented 11 percent and 13 percent of net sales for fiscal 2003 and 2002, respectively.

Gross Profit

Fiscal 2004 gross profit as a percentage of net sales decreased to 39 percent from 41 percent in the prior fiscal year. This decrease was due to higher labor and overhead costs associated with the startup of the manufacturing operation for the Company's next generation table, and higher overhead costs in the healthcare seating operations. This decrease was partially offset by lower material costs in both the multipurpose room operations and the Company's healthcare seating operations.

Fiscal 2003 gross profit as a percentage of net sales stayed relatively flat at 41 percent, as compared to the prior year. The gross profit margin on multipurpose room furniture sales was relatively flat. Material costs were lower by one percentage point due primarily to improved pricing and efficiencies related to the Company's multipurpose room chair operations, which were offset by higher overhead costs. The gross profit margin on healthcare seating and accessories sales also stayed relatively flat as lower labor costs were offset by slightly higher material and overhead costs.

Operating Expenses

For fiscal 2004, selling expenses were relatively flat at 15 percent of net sales, the same as the prior year. Actual expenses increased by $0.28 million, or 5 percent. Virtually all of this increase was attributable to increases in expenses in the healthcare seating operation. Selling expenses in the healthcare seating operations increased by $0.28 million compared to the prior fiscal year due primarily to higher personnel and commission costs on the increased sales volume and higher travel and vehicle expenses. Multipurpose room furniture selling costs were essentially unchanged compared to the prior fiscal year. Higher commission costs on the increased sales volume were offset by lower advertising, literature, and trade show costs.

For fiscal 2003, selling expenses were 15 percent of net sales as compared to 16 percent in the prior year. Actual expenses decreased by $0.19 million, or 3 percent. Multipurpose room furniture selling costs decreased by $0.38 million compared to the prior fiscal year. This decrease resulted primarily from decreased personnel and commission costs and lower trade show costs. Selling expenses in the healthcare seating operations increased by $0.19 million compared to the prior fiscal year due primarily to increased personnel costs.

General and administrative expenses were 4 percent of net sales in fiscal 2004 compared to 6 percent in fiscal 2003 and 5 percent in 2002. Actual expenses decreased by 29 percent, or $0.72 million in fiscal 2004 over fiscal 2003. The decrease was primarily due to a charge in the prior fiscal year of $0.74 million fully reserving a note receivable to a startup development company. The decrease was also due to the receipt of a settlement in a law suit as well as lower professional fees.

Actual expenses increased by 23 percent, or $0.48 million in fiscal 2003 over fiscal 2002 mainly due to the charge of $0.74 million fully reserving a note receivable to a startup development company as well as higher professional fees. The reserve was made due to concerns about the collectability of the note. This increase was partially offset by lower personnel costs as well as the collection of the first note receivable from the sale of the Company's discontinued specialty seating operations which had previously been fully reserved.

Research and development expenses were 3 percent of sales in fiscal 2004, 4 percent of sales in fiscal 2003, and 3 percent of sales in fiscal 2002. For fiscal 2004, actual spending decreased by 10 percent, or $0.15 million, as compared to fiscal 2003. This decrease resulted mainly from lower costs for personnel, outside services and production supplies at the Company's multipurpose room operations. This decrease was partially offset by increased spending at the Company's healthcare seating operations related to new products.

For fiscal 2003, actual spending increased by 33 percent, or $0.38 million, as compared to fiscal 2002. This increase in actual spending resulted mainly from higher expenditures for personnel, outside services, and supplies related to the Company's development of a new generation of multipurpose room tables as well as increased research and development expenses related to new products at the Company's healthcare seating segment.

Other Income/Expense

Other income and expenses netted to $0.10 million in expenses in fiscal 2004. Investment income was $0.08 million, a decrease of $0.15 million from the prior fiscal year due to a lower average balance of cash and cash equivalents and available-for-sale securities in the current fiscal year as well as lower rates of return. Other expenses in fiscal 2004, which totaled $0.18 million, consisted of $0.07 million in realized foreign currency exchange losses and $0.11 million in net losses on asset disposals.

Other income and expenses netted to $0.13 million in fiscal 2003. Investment income was $0.23 million, a decrease of $0.12 million from the prior fiscal year due to a lower average balance of cash and cash equivalents and available-for-sale securities in the current fiscal year as well as lower rates of return. Other expenses in fiscal 2003, which totaled $0.09 million, consisted of $0.08 million in realized foreign currency exchange losses and $0.03 million in net losses on asset disposals which were partially offset by $0.02 million in other income.

Minority interest

For the year ended March 31, 2004, the startup development company realized a net loss of $249,000. Upon consolidation, 50 percent of the loss, or $125,000, was allocated to the minority interest. Tax effected, this amount nets to $79,000 and compares with $7,000 reported in the prior fiscal year.

Net Income from Continuing Operations

For reasons stated above, the Company's net income from continuing operations for fiscal 2004 was $4.75 million, an increase of $0.69 million or 17 percent compared to fiscal 2003. For fiscal 2003, net income from continuing operations was $4.06 million, a decrease of $0.34 million or 8 percent compared to net income in fiscal 2002.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly financial data for the most recent twelve quarters. This quarterly financial data reflects, in the opinion of management, all adjustments necessary to present fairly the results of operations for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that operating results may fluctuate on a quarterly basis depending upon a number of factors including those described in "Risk Factors That May Affect Future Operations." Earnings per share information may not add to match annual earnings per share information due to rounding.

Unaudited Quarterly Financial Information:

(in thousands, except per share amounts)

	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Net sales	$11,050	$10,132	$10,094	$ 8,818
Gross profit	4,623	4,072	4,131	3,530
Income before provision for income tax	2,079	1,762	1,812	1,522
Net income from continuing operations	1,275	1,087	1,108	933
Basic earnings per share*	0.25	0.21	0.22	0.19
Diluted earnings per share*	0.24	0.21	0.21	0.18

	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Net sales	$10,559	$10,777	$10,375	$ 8,499
Gross profit	4,491	4,505	4,243	3,269
Income before provision for income tax	1,649	1,978	1,627	1,169
Net income from continuing operations	1,005	1,203	1,004	851
Basic earnings per share*	0.20	0.25	0.24	0.21
Diluted earnings per share*	0.19	0.24	0.23	0.20

	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Net sales	$11,357	$11,277	$10,976	$10,738
Gross profit	4,441	4,489	4,212	4,031
Income before provision for income tax	2,026	2,070	1,836	1,508
Net income from continuing operations	1,262	1,303	1,146	1,042
Basic earnings per share	0.31	0.32	0.28	0.25
Diluted earnings per share	0.29	0.30	0.26	0.23

*Basic and diluted earnings per share information are for earnings from continuing operations.

The Company's quarterly operating results can fluctuate significantly depending on factors such as timing of new product introductions, market acceptance of new products, increased competitive pressures, growth in the institutional furniture market, acquisitions, expansion of international operations, timing and expansion into complementary products such as chairs, changes in raw material sources and costs, and adverse changes in general economic conditions in any of the countries in which the Company does business. The Company may experience quarterly variations in operating results in the future.

Liquidity and Capital Resources

Cash and cash equivalents, which consist primarily of high-quality commercial paper and repurchase agreements collateralized with U.S. Treasury securities, totaled $6.38 million at March 31, 2004 which compared to $2.20 million at March 31, 2003. In addition, the Company held available-for-sale securities which totaled $1.05 million at March 31, 2004 as compared to $2.34 million at March 31, 2003.

The following table highlights certain key cash flow and capital information pertinent to the discussion that follows:

Year Ended March 31,	2004	2003
Net cash provided by continuing operations	$ 5,294,000	$ 5,177,000
Net cash provided by discontinued operations	–	2,902,000
Net sales of available-for-sale securities	1,287,000	2,273,000
Purchases of property and equipment	(3,270,000)	(6,577,000)
Decrease in notes receivable	87,000	232,000
Net cash provided by discontinued operations investing activities	–	250,000
Net proceeds from exercise of stock options and issuance of shares to the 401(k) plan	1,181,000	379,000
Purchase and retirement of common stock	(336,000)	(11,302,000)

The increase in cash and cash equivalents for fiscal 2004 as compared to fiscal 2003 was due primarily to cash of $5.29 million generated from continuing operations, net sales of available-for-sale securities for $1.29 million, net proceeds related to the exercise of stock options of $1.18 million, and a decrease in notes receivable of $0.09 million. This increase was partially offset by $3.27 million of cash used in the purchases of property, plant and equipment, and $0.34 million of cash used to buy back shares of the Company's common stock.

The decrease in cash and cash equivalents for fiscal 2003 as compared to fiscal 2002 was due primarily to $6.58 million of cash used in the purchases of property, plant and equipment, and $11.30 million of cash used to buy back shares of the Company's common stock. This decrease was partially offset by cash of $5.18 million generated from continuing operations, cash of $2.90 million generated from discontinued operations, net sales of available-for-sale securities for $2.27 million, a decrease in notes receivable of $0.23 million, net cash provided by discontinued operations in investing activities of $0.25 million, and net proceeds related to the exercise of stock options of $0.38 million.

Historically, the Company has financed its growth primarily through cash from operations. The Company's subsidiary, Broda Enterprises, has a line of credit. The limit on this facility is $0.76 million. As of March 31, 2004, no amount was drawn under this facility. Among other restrictions, this credit facility requires the maintenance of certain financial ratios and levels of working capital. As of March 31, 2004, the Company was in full compliance with the loan covenants related to this credit facility.

The Company's material cash commitments at March 31, 2004 consisted primarily of current liabilities of $4.12 million to be paid from funds generated from operations. Current liabilities consisted of the following:

Year Ended March 31,	2004	2003
Accounts payable	$2,088,000	$2,184,000
Accrued payroll and payroll taxes	1,236,000	931,000
Accrued warranty	416,000	365,000
Other	383,000	343,000
Total current liabilities	$4,123,000	$3,823,000

The Company has entered into two lease agreements for Broda's production and office facilities under which it is obligated to pay $16,000 Canadian (approximately US $12,000) per month through August 2004. As of March 31, 2004, the Company had no operating leases with terms in excess of one year.

At March 31, 2004, the Company has committed to purchasing $352,000 in raw material inventory.

During the quarter ended March 31, 2002, the Company paid $50,000 as a good faith deposit for technology to be used in a separate startup development company to investigate the commercial development of a new technology. During the quarter ended December 31, 2002, the Company paid an additional $82,000. This technology investment of $132,000 was contributed to the startup development company for a 50 percent equity ownership in this company. The other 50 percent interest in the technology was contributed by the other 50 percent owner. The Company has entered into a royalty agreement with the shareholder owning the other 50 percent share of the startup development company on some of the materials sold by the startup company. The Company has also extended a line of credit of $125,000 to the shareholder owning the other 50 percent share of the startup development company which is secured by the shareholder's ownership in the company and future royalty payments. The line of credit, which bears interest at the prime rate (adjusted monthly) as published by the Wall Street Journal, requires an initial payment of the accrued interest six months after the line was extended. Thereafter, monthly payments of interest only are required from June 1, 2003 until November 30, 2004 at which time, the full amount of the outstanding line is due and payable. Currently, interest payments due are being offset by royalty amounts due. As of March 31, 2004, the full credit line of $125,000 was outstanding.

The Company is in the process of developing new products and is currently planning to launch a new generation of multipurpose room tables. During the fiscal year ended March 31, 2004, the Company invested approximately $2.2 million for building and capital equipment to be used in producing the new generation of multipurpose room tables. The Company anticipates that capital expenditures of approximately $2.1 million will be required during the next fiscal year for the new generation of multipurpose room tables and an additional $1.2 million for other capital purchases. The Company currently anticipates funding these capital expenditures using existing capital reserves as well as cash from operations.

On April 1, 2004, the Company acquired the assets of Versipanel, LLC, a privately-owned designer, manufacturer and marketer of a variety of portable partitions based in Phoenix, Arizona for an initial payment of $1.2 million on April 1, 2004. The Company will pay up to an additional $0.3 million (for a total of $1.5 million), depending upon meeting sales targets over the next year.

The Company currently believes that cash flow from its current operations together with existing cash reserves and available lines of credit will be sufficient to support its working capital requirements for its existing operations for at least the next 12 months. The Company cannot guarantee that its working capital will be sufficient to support the Company's operations. If the existing cash reserves, cash flow from operations and debt financing are insufficient or if working capital requirements are greater than currently estimated, the Company could be required to raise additional capital. The Company may not be capable of raising additional capital or the terms upon which such capital may be available to the Company may not be acceptable. Additional sources of equity capital are available to the Company through the exercise by holders of outstanding options. At March 31, 2004, the proceeds which would have been received by the Company upon exercise of outstanding options which were exercisable on that date were approximately $3.57 million. There is no assurance that such options will be exercised.

Impact of Inflation and Environmental Regulations

The Company believes that inflation has not materially affected its operating results. However, significant increases in the price of raw materials could have a material adverse impact on the Company's results of operations. In addition, compliance with environmental laws or regulations has not materially affected the Company's operations.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain statements made above in this filing that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition, when used in this filing, the words or phrases "may," "will," "Management believes," "Company believes," "Company intends," "estimates," "projects," "anticipates," "expects" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Reform Act.

Forward-looking statements contained in this Annual Report on Form 10-K include plans and objectives of management for future operations, including plans and objectives relating to the products, marketing, customers, product line expansions, liquidity and capital resources, and cost reductions to preserve margins. These forward-looking statements involve risks and uncertainties and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. These forward-looking statements relate to:

- references to predicted increases in the institutional furniture and U.S. office furniture markets and the Company's belief of a rebound in the office furniture business;
- statements that the Company anticipates that its sales volumes during the first quarter of fiscal 2005 may increase by up to 10 percent higher as compared to the sales levels of the prior year's first quarter;
- references to anticipated continued competitive pressure in multipurpose room table markets;
- statements that the Company is getting ready to generally launch in the next six to nine months its next generation table product that is stronger, lighter, more durable and more able to withstand outdoor use than its current table products;
- statements that the Company believes that it has a repeatable manufacturing process for its next generation table, and its belief that this table will largely replace its existing table over the next one to two years as well as its belief that it may be able to capture additional market share;
- statements that the Company anticipates developing additional complementary chair lines and further penetrating its existing marketplace with its current line of chairs;
- statements about the Company's belief that the startup development company's technology may be used to develop and/or license the development of new products outside of the Company's current multipurpose room marketplace;
- the statement that the Company's healthcare seating operations are less subject to economic pressures than its multipurpose room furniture operations but more subject to changes in the regulatory environment and factors affecting the future growth of the healthcare seating business;
- statements related to the Company's expectation that capital expenditures related to the development of the Company's next generation table will be approximately $2.1 million during the next fiscal year with an additional $1.2 million for other capital purchases;
- statements that the Company plans to sell Versipanel products through its existing sales system to current customers and that such products will allow the Company to expand its product line and better penetrate the institutional furniture markets;
- statements related to the Company's belief that if efforts to develop a new generation of multipurpose room table is successful that it will help to relieve some of the pricing and profit margin pressures;

- statements relating to the Company's belief that cash flow from its current operations, existing cash reserves, and available line of credit will be sufficient to support its working capital requirements to fund existing operations for at least the next 12 months;
- statements relating to the Company's possible need to raise additional capital if its cash flow from operations and debt financing are insufficient to fund the Company's working capital requirements; and
- statements related to anticipated capital expenditures.

All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, that could cause actual results to differ materially from historical results and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The considerations listed below and elsewhere in this filing could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any views or statements expressed with respect to future periods. Important factors and risks that might cause such differences, include, but are not limited to:

- a repeated downturn in domestic and international economies and business conditions specifically in the institutional furniture industry;
- war, terrorist acts, and threats of war and terrorist acts;
- increased competition in the Company's core businesses;
- loss of important customer contracts through increased price-based and product quality competition especially in the Company's multipurpose room furniture segment;
- limited management and key employee resources;
- declines in sales volumes and profit margins in the Company's core businesses;
- lower than expected revenue, revenue growth, cash flow and gross margins from the multipurpose room and healthcare seating operations, higher materials and labor costs, or the Company's inability, for any reason, to profitably introduce new products or implement its marketing strategies in the healthcare seating and multipurpose room markets;
- the Company's inability for any reason to develop new products and expand successfully into new markets;
- the Company's ability to effectively produce and sell its next generation multipurpose room table products;
- the Company's ability to effectively address any unanticipated design challenges with respect to its next generation table products and generally launch such table products by the anticipated launch date;
- the market's acceptance of products currently being developed by the Company including its next generation multipurpose room table product;
- the Company's ability to manufacture and market at current margins high quality, high performance products at competitive prices;
- import restrictions and economic conditions in the Company's foreign markets and foreign

currency risks associated therewith;

- the Company's ability to maintain relatively low cost labor rates;
- the Company's ability to source a sufficient volume of acceptable raw materials at current prices;
- increased product warranty service costs if warranty claims increase as a result of the Company's new product introductions or acquisitions or for any other reason;
- the Company's ability to refine and enhance the quality and productivity of its manufacturing process;
- the Company's ability to locate and successfully consummate and integrate acquisitions, if any, of complementary product lines or companies on terms acceptable to the Company;
- the Company's ability to retain and maintain relationships with key customers;
- the availability of insurance funding for the Company's healthcare seating products;
- the risk that the Company may become liable for certain alleged obligations of up to $2.3 million related to a defined benefit pension plan and $0.2 million related to a wage dispute resulting from exiting and selling its specialty office seating and systems business;
- regulatory developments that adversely affect demand for the Company's products, particularly the Company's healthcare seating products; and
- other factors noted in "Item 1. Business-Risk Factors That May Affect Future Results of Operations."

In light of the significant uncertainties inherent in forward-looking statements, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company manufactures its products in the United States and Canada and sells its products in those markets as well as in other countries. The majority of the Company's sales and expenses are transacted in U.S. dollars with limited transactions occurring in Canadian dollars or other foreign currencies. For the year ended March 31, 2004, approximately 5.2 percent of the Company's net sales, 7.1 percent of the Company's cost of products sold, and 14.1 percent of the Company's operating expenses were denominated in currencies other than the U.S. dollar. For the year ended March 31, 2003, approximately 5.2 percent of the Company's net sales, 7.1 percent of the Company's cost of products sold, and 13.9 percent of the Company's operating expenses were denominated in currencies other than the U.S. dollar. For the year ended March 31, 2002, approximately 5.9 percent of the Company's net sales, 6.8 percent of the Company's cost of products sold, and 10.4 percent of the Company's operating expenses were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations did not have a material impact on the financial results of the Company during fiscal 2004. The Company's healthcare chair operations have occasionally entered into forward contracts for specific US dollar denominated accounts receivable. As of March 31, 2004, 2003, and 2002, no forward contracts were outstanding.

The economic impact of foreign exchange rate movements on the Company is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. The Company estimates that a 10 percent adverse change in foreign exchange rates could have reduced operating profit by as much as $96,000, $101,000 and $30,000 for the fiscal years ended March 31, 2004, 2003 and 2002. As mentioned above, this quantitative measure has inherent limitations and the sensitivity analysis disregards the possibility of other effects that may offset such adverse change.

Management's Statement

The Company's financial statements were prepared by management. Management is responsible for the integrity and objectivity of the financial information presented, including amounts that must necessarily be based on judgments and estimates. The Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's independent auditors, Deloitte & Touche LLP, have audited these financial statements in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors is composed of directors who are free of any relationship or personal interest that, in the opinion of the Board of Directors, would interfere with their ability to exercise sound judgment as a committee member. The purpose of the Audit Committee is to provide assistance to the overall Board of Directors in fulfilling the Board's responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the Audit Committee to establish and maintain free and open means of communication between the directors, the independent auditor, and the financial management of the Company.

Based on a review and discussions of the Company's 2004 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's fiscal 2004 audited financial statements be included in the Company's annual report on Form 10-K. The Board of Directors concurred.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Independent Auditors' Report 30

Consolidated Balance Sheets as of March 31, 2004 and 2003 31

Consolidated Statements of Income for the fiscal years ended March 31, 2004, 2003, and 2002 32

Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 2004, 2003, and 2002 33

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2004, 2003, and 2002 34

Notes to Consolidated Financial Statements 36

Independent Auditors' Report

To the Board of Directors and Stockholders of MITY Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of MITY Enterprises, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of MITY Enterprises' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MITY Enterprises, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
May 19, 2004

Consolidated Balance Sheets

March 31,	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,382,000	$ 2,203,000
Available–for–sale securities	1,050,000	2,336,000
Accounts receivable, less allowances of $339,000 at March 31, 2004 and $235,000 at March 31, 2003	5,586,000	3,792,000
Inventories, net	2,339,000	1,368,000
Tax receivable	781,000	1,284,000
Prepaid expenses and other current assets	477,000	274,000
Deferred income tax assets	568,000	635,000
Total current assets	17,183,000	11,892,000
Property and equipment, net	13,230,000	11,656,000
Deferred income tax assets	63,000	376,000
Goodwill, net	1,136,000	1,010,000
Other intangible assets, net	264,000	264,000
Notes receivable, net	80,000	204,000
	$ 31,956,000	$ 25,402,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,088,000	$ 2,184,000
Accrued expenses and other current liabilities	2,035,000	1,639,000
Total current liabilities	4,123,000	3,823,000
Minority interest	34,000	125,000
Total liabilities	4,157,000	3,948,000
Commitments and contingencies (Note 11)	—	—
Stockholders' equity:		
Preferred stock, par value $.10 per share; authorized 3,000,000 shares; no shares issued and outstanding	—	—
Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding 4,258,590 shares at March 31, 2004 and 4,115,181 shares at March 31, 2003	43,000	41,000
Additional paid-in capital	11,469,000	9,925,000
Retained earnings	15,868,000	11,376,000
Accumulated other comprehensive income	419,000	112,000
Total stockholders' equity	27,799,000	21,454,000
	$ 31,956,000	$ 25,402,000

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Income

Year Ended March 31,	2004	2003	2002
Net sales	$ 44,348,000	$ 40,210,000	$ 40,094,000
Cost of products sold	27,175,000	23,702,000	23,738,000
Gross profit	17,173,000	16,508,000	16,356,000
Operating expenses:			
Selling	6,452,000	6,172,000	6,363,000
General and administrative	1,787,000	2,504,000	2,028,000
Research and development	1,393,000	1,541,000	1,158,000
Total operating expenses	9,632,000	10,217,000	9,549,000
Income from continuing operations	7,541,000	6,291,000	6,807,000
Other income (expense):			
Investment income	79,000	229,000	348,000
Other	(180,000)	(97,000)	20,000
Total other income (expense), net	(101,000)	132,000	368,000
Income before provision for income taxes and minority interest	7,440,000	6,423,000	7,175,000
Provision for income taxes	2,766,000	2,367,000	2,772,000
Net income before minority interest	4,674,000	4,056,000	4,403,000
Minority interest	79,000	7,000	—
Net income from continuing operations	4,753,000	4,063,000	4,403,000
Discontinued operations (Note 4):			
Loss from discontinued operations (net of applicable income tax benefit of $166,000)	—	—	(271,000)
Gain (loss) on disposal (net of applicable income tax expense (benefit) of $457,000 and ($1,545,000), respectively)	—	745,000	(3,256,000)
Net income	$ 4,753,000	$ 4,808,000	$ 876,000
Basic earnings per share from continuing operations	$1.14	$0.90	$0.86
Basic loss per share from discontinued operations	—	—	(0.05)
Basic gain (loss) per share on disposal of discontinued operations	—	0.17	(0.64)
Basic earnings per share	$1.14	$1.07	$0.17
Weighted average number of common shares–basic	4,157,081	4,501,342	5,071,125
Diluted earnings per share from continuing operations	$1.09	$0.86	$0.85
Diluted loss per share from discontinued operations	—	—	(0.05)
Diluted gain (loss) per share on disposal of discontinued operations	—	0.16	(0.63)
Diluted earnings per share	$1.09	$1.02	$0.17
Weighted average number of common and common equivalent shares – diluted	4,364,683	4,711,420	5,208,924

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at April 1, 2001	$51,000	$11,686,000	$15,796,000	($64,000)	$27,469,000
Comprehensive income:					
Net income			876,000		
Unrealized losses on available-for-sale securities				(19,000)	
Foreign currency translation				(18,000)	
Total comprehensive income					839,000
Issuance of 32,192 shares of common stock from the exercise of options		195,000			195,000
Issuance of 38,955 shares of common stock to the Company's 401(k) plan		223,000			223,000
Purchase and retirement of 154,600 shares of common stock	(1,000)	(361,000)	(1,057,000)		(1,419,000)
Tax benefit of employee stock options		12,000			12,000
Balance at March 31, 2002	50,000	11,755,000	15,615,000	(101,000)	27,319,000
Comprehensive income:					
Net income			4,808,000		
Unrealized gains on available-for-sale securities				16,000	
Foreign currency translation				197,000	
Total comprehensive income					5,021,000
Issuance of 42,698 shares of common stock from the exercise of options		227,000			227,000
Issuance of 17,913 shares of common stock to the Company's 401(k) plan		152,000			152,000
Purchase and retirement of 945,773 shares of common stock	(9,000)	(2,246,000)	(9,047,000)		(11,302,000)
Tax benefit of employee stock options		37,000			37,000
Balance at March 31, 2003	41,000	9,925,000	11,376,000	112,000	21,454,000
Comprehensive income:					
Net income			4,753,000		
Unrealized gains on available-for-sale securities				2,000	
Foreign currency translation				305,000	
Total comprehensive income					5,060,000
Issuance of 166,493 shares of common stock from the exercise of options	2,000	1,076,000			1,078,000
Issuance of 7,916 shares of common stock to the Company's 401(k) plan		103,000			103,000
Purchase and retirement of 31,000 shares of common stock		(75,000)	(261,000)		(336,000)
Tax benefit of employee stock options		440,000			440,000
Balance at March 31, 2004	$43,000	$11,469,000	$15,868,000	$419,000	$27,799,000

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flows

Year Ended March 31,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,753,000	$ 4,808,000	$ 876,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss (earnings) from discontinued operations	—	(745,000)	3,527,000
Depreciation and amortization	1,634,000	1,191,000	1,178,000
Deferred taxes	383,000	2,511,000	(1,234,000)
Loss on disposal of property and equipment	114,000	27,000	4,000
Tax benefit from exercise of stock options	440,000	37,000	12,000
Changes in assets and liabilities:			
Accounts receivable	(1,667,000)	666,000	469,000
Inventories	(913,000)	(99,000)	285,000
Tax receivable	508,000	(1,120,000)	865,000
Prepaid expenses and other current assets	(194,000)	165,000	(221,000)
Accounts payable	(137,000)	511,000	(768,000)
Accrued expenses and other current liabilities	373,000	(2,775,000)	2,007,000
Net cash provided by continuing operations	5,294,000	5,177,000	7,000,000
Net cash provided by discontinued operations	—	2,902,000	3,217,000
Net cash provided by operating activities	5,294,000	8,079,000	10,217,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	(1,463,000)	(2,787,000)	(10,673,000)
Sales and maturities of available-for-sale securities	2,750,000	5,060,000	7,241,000
Proceeds from sale of property and equipment	1,000	14,000	4,000
Purchases of property and equipment	(3,270,000)	(6,577,000)	(1,198,000)
Decrease (increase) in notes receivable	87,000	232,000	(436,000)
Purchase of intellectual property	—	(82,000)	(50,000)
Net cash used in continuing operations	(1,895,000)	(4,140,000)	(5,112,000)
Net cash provided by (used in) discontinued operations	—	250,000	(36,000)
Net cash used in investing activities	(1,895,000)	(3,890,000)	(5,148,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options and issuance of shares to the 401(k) plan	1,181,000	379,000	418,000
Minority interest	(91,000)	(7,000)	—
Purchase and retirement of common stock	(336,000)	(11,302,000)	(1,419,000)
Net cash provided by (used in) financing activities	754,000	(10,930,000)	(1,001,000)
Effect of exchange rate changes on cash	26,000	18,000	1,000
Net increase (decrease) in cash and cash equivalents	4,179,000	(6,723,000)	4,069,000
Cash and cash equivalents at beginning of year	2,203,000	8,926,000	4,857,000
Cash and cash equivalents at end of year	$ 6,382,000	$ 2,203,000	$ 8,926,000

(continued)

(See accompanying notes to consolidated financial statements)

Supplemental Disclosure of Cash Flow Information

Year Ended March 31,	2004	2003	2002
Cash paid during the year for income taxes	$1,701,000	$ 1,395,000	$ 1,693,000

Supplemental Schedule of Noncash Investing and Financing Activities

During the quarter ended March 31, 2002, the Company paid $50,000 as a good faith deposit for technology to be used in a separate startup development company to investigate the commercial development of a new technology. During the quarter ended December 31, 2002, the Company paid an additional $82,000. This technology investment of $132,000 was contributed to a startup development company for a 50 percent equity ownership in this company (see Footnote 5).

(concluded)

(See accompanying notes to consolidated financial statements)

1. Description of Business and Summary of Significant Accounting Policies

MITY Enterprises, Inc. (the Company) designs and manufactures multipurpose room furniture and healthcare seating and markets these products in niche markets. In addition, the Company continues to pursue acquisitions of product lines or companies that will be complementary to the Company's businesses. The Company markets its products throughout the United States, Canada and in certain foreign countries.

Discontinued Operations

During the quarter ended June 30, 2001, the Company developed and approved a plan for exiting and selling the specialty office seating and systems furniture segment of its operations. This segment consists of the CenterCore and DO Group businesses. As a result of these actions, the Company has treated DO Group and CenterCore as a discontinued operation. On November 8, 2002, the Company completed the sale of the assets of the specialty office seating and systems furniture segment of its operations (See Note 4. Discontinued Operations).

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of MITY Enterprises, Inc. and all wholly owned and partially owned subsidiaries for which the Company exercises control. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have an original maturity not greater than three months.

Available-for-Sale Securities

Debt securities, which consist of corporate bonds and government agency securities, are classified as available-for-sale and are recorded at their fair value. When the fair value of available-for-sale securities differs from the amortized cost, the resulting unrealized gain or loss is recorded as a component of comprehensive income. The amortization of premiums and discounts on debt securities in this category are included in investment income and reflected in the amortized cost of the debt securities. The cost of securities sold during the period is based on the specific identification method. Interest on securities in this category are included in investment income. For the year ended March 31, 2004, there were no unrealized holding gains or losses on available-for-sale securities. For the year ended March 31, 2003 the Company had unrealized holding losses on available-for-sale securities of $3,000.

The contractual maturities of the available-for-sale securities held at March 31, 2004 and 2003 are summarized below:

Fiscal Year Ended March 31,	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	—	—	$ 570,000	$ 558,000
Due after one through two years	$1,050,000	$1,050,000	1,769,000	1,778,000
	$1,050,000	$1,050,000	$2,339,000	$2,336,000

Inventories

Inventories are stated at the lower of cost, on a first in, first out basis, or market. The Company has established a reserve on this inventory of $31,000 and $28,000 as of March 31, 2004 and 2003, respectively.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Depreciation and amortization on the Company's property and equipment are provided on a straight-line basis over the estimated useful lives of the related assets as follows:

	Estimated Useful Life (in years)
Machinery and equipment	3 to 10
Furniture and fixtures	3 to 5
Leasehold improvements	5 to 15
Buildings and improvements	30

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. SFAS No. 142 addresses, among other things, the financial accounting and reporting for goodwill subsequent to an acquisition. According to the new standard, amortization of goodwill was replaced by a requirement to test goodwill for impairment at least yearly or sooner if a specific triggering event occurs. Other intangible assets will continue to be amortized over their useful lives. The Company adopted the provisions of SFAS No. 142 as of April 1, 2002, and performed transitional impairment tests as of that date. This transitional impairment test resulted in no impairment of goodwill as of April 1, 2002. The Company has elected to perform its annual impairment test for goodwill during the first quarter of each fiscal year. Additionally, the Company reviews goodwill and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company's reported net income and earnings per share information, exclusive of amortization expense related to goodwill required under previous accounting standards on an after-tax basis is as follows:

Year Ended March 31,	2004	2003	2002
Reported net income	$ 4,753,000	$ 4,808,000	$ 876,000
Goodwill amortization	—	—	42,000
Adjusted net income	$ 4,753,000	$ 4,808,000	$ 918,000
Basic earnings per share:			
Reported:	$1.14	$1.07	$0.17
Adjusted:	$1.14	$1.07	$0.18
Diluted earnings per share			
Reported:	$1.09	$1.02	$0.17
Adjusted:	$1.09	$1.02	$0.18

The intangible asset of $264,000 in intellectual property relates to a startup development company in which the Company has invested. The startup development company is investigating the commercial development of a new technology. At this time, the Company does not believe that this $264,000 is impaired. The Company will begin amortizing this intangible asset upon completion of the development phase.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer based on the terms of the sale agreement. Discounts directly related to the sale are recorded as a reduction to net sales.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables and cash equivalents. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Fair Value of Financial Instruments

The fair value of the notes receivable approximate their book value at March 31, 2004 and 2003. The amortized cost of available-for-sale securities equaled fair value as of March 31, 2004. The amortized cost of available-for-sale securities exceeded fair value by $3,000 as of March 31, 2003. The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has decided to continue applying Accounting Principle Board (APB) Statement No. 25 (as permitted by SFAS No. 123 and SFAS no. 148). The required disclosure of the effects of SFAS No. 123 and SFAS No. 148 are included in the notes to the consolidated financial statements. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost of the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Company's net income and earnings per share would have changed to the pro forma amounts indicated below:

Year Ended March 31,	2004	2003	2002
Net income:			
As reported	$ 4,753,000	$ 4,808,000	$ 876,000
Pro forma	4,597,000	4,590,000	624,000
Earnings per share - basic:			
As reported	$1.14	$1.07	$0.17
Pro forma	$1.11	$1.02	$0.12
Earnings per share - diluted:			
As reported	$1.09	$1.02	$0.17
Pro forma	$1.05	$0.98	$0.12

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates subject to change include the allowance for doubtful accounts receivable, the reserve for obsolete inventory, accruals for warranty expense, goodwill and intangible assets, reserve on notes receivable, litigation reserves, and valuation of the discontinued operations. Actual results could differ from these estimates.

Long-Lived Assets

On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains its fundamental provision for recognizing and measuring impairment of long-lived assets to be held and used. This Statement requires that all long-lived assets to be disposed of by sale be carried at the lower of carrying amount or fair value less cost to sell, and that depreciation cease to be recorded on such assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held and used until disposed of. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, and supersedes previous guidance for discontinued operations of business segments. There were no long-lived assets which were considered impaired as of March 31, 2004 and 2003.

Comprehensive Income

The Company's comprehensive income consists of foreign currency adjustments and unrealized holding gains and losses on available-for-sale securities and net income.

Accrued Warranty

The Company provides for the estimated cost of product warranties at the time revenue is recognized. This warranty obligation is affected by failure rates, the introduction of new products, and the costs of material and labor to repair or replace the product. The Company regularly assesses the adequacy of its accrual for warranty expense based upon historical warranty rates and anticipated future warranty rates. Activity associated with the accrued warranty is as follows:

Year Ended March 31,	2004	2003
Balance at beginning of period	$365,000	$375,000
Accruals for warranties issued during the period	669,000	407,000
Settlements made during the period	(619,000)	(417,000)
Balance at end of period	$415,000	$365,000

Foreign Currency Translation Adjustment

The financial statements of the Company's foreign subsidiary is measured using the Canadian dollar as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are included in accumulated other comprehensive income as a separate component of stockholders' equity.

Research and Development

Research and development costs are expensed as incurred.

Earnings Per Share

Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. The Company excludes equity instruments from the calculation of diluted weighted average shares outstanding if the effect of including such instruments is antidilutive to earnings per share. The following table sets forth the computation of basic and diluted earnings per share for each of the past three fiscal years:

Year Ended March 31,	2004	2003	2002
Numerator:			
Net income	$ 4,753,000	$ 4,808,000	$ 876,000
Denominator:			
Weighted average shares outstanding:			
Basic	4,157,081	4,501,342	5,071,125
Employee stock options and other	207,602	210,078	137,799
Diluted	4,364,683	4,711,420	5,208,924
Earnings per common share:			
Basic	$1.14	$1.07	$0.17
Diluted	$1.09	$1.02	$0.17

Recently Issued Financial Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The recognition and measurement provisions of FIN No. 45 are effective for all guarantees entered into or modified after December 31, 2002. The adoption of this standard did not significantly impact the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN No. 46") an interpretation of ARB No. 51. FIN No. 46, as amended addresses consolidation by business enterprises of variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not have an interest in any variable interest entity and therefore the adoption of FIN No. 46 did not impact our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 is effective for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning August 1, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

2. Inventories

Inventories consisted of the following:

March 31,	2004	2003
Materials and supplies	$ 1,486,000	$ 980,000
Work-in-progress	265,000	268,000
Finished goods	588,000	120,000
	$ 2,339,000	$ 1,368,000

3. Property and Equipment

Property and equipment consisted of the following:

March 31,	2004	2003
Land and improvements	$ 2,179,000	$ 2,156,000
Machinery and equipment	8,115,000	6,717,000
Furniture and fixtures	2,187,000	1,925,000
Leasehold improvements	775,000	731,000
Building and improvements	6,818,000	3,702,000
Construction in progress	—	1,844,000
	$ 20,074,000	$ 17,075,000
Less accumulated depreciation and amortization	(6,844,000)	(5,419,000)
	$ 13,230,000	$ 11,656,000

4. Discontinued Operations

In November 2002, the Company completed its plan for exiting and selling the assets of the specialty office seating and systems segment of its business (the CenterCore and DO Group businesses). This plan was originally approved by the Company's Board of Directors in June 2001. Since that time and in accordance with Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions, the Company treated the DO Group and CenterCore segment of its operations as a discontinued operation. At the time that the plan was originally formulated, an estimated $3,256,000 loss was accrued for in the three months ended June 30, 2001 to account for the expected losses on disposal and estimated operating losses through the disposal date. After the completion of the plan, the actual net loss, after tax was determined to be $2,511,000. Since the amount of loss that was originally estimated and accrued for in the June 2001 quarter of $3,256,000 was higher than this amount, the Company recognized a gain, net of tax, of $745,000, in the three month period ended December 31, 2002. The sale of the assets of this segment was completed in three transactions. The first two transactions took place in September and October 2001. The final transaction occurred in November 2002.

In September 2001, the Company completed the sale of its JG auditorium seating line, a product line of DO Group. The Company sold its inventory, intellectual property, tooling, and limited machinery and equipment related to this product line for $88,000. The book value of these assets at the time of sale was approximately $20,000.

In October 2001, the Company completed the sale of its Domore seating line, a product line of DO Group. The Company sold inventory, intellectual property, tooling, machinery and equipment, and limited furniture and fixtures related to this product line and its Elkhart headquarters for $150,000 in cash and $350,000 of notes from the buyer. The first note, totaling $100,000, bore interest at the prime rate (adjusted monthly) as published by the Wall Street Journal, requires monthly payments of interest only. The principal amount of this note was due in April 2003. The second note, totaling $250,000, which also bears interest at the prime rate, required monthly payments of interest only from November 2001 through January 2002 and has required monthly principal and interest payments since February 2002. This note is being amortized over a five-year period with a balloon payment for the remaining unpaid principal balance due at the end of three years in January 2005. The notes are secured by a subordinated security interest in all of the assets of the buyer. Both of these notes were discounted using a 20% interest rate and valued on the balance sheet at

$82,000 and $185,000 respectively. Due to the uncertainty of the collectability of the notes, the Company established a reserve for the entire notes receivable balance and any accrued interest receivable. As of March 31, 2004, the buyer had paid off the first note and is current on the second note.

In November 2002, the Company completed the sale of its specialty office systems line. The Company sold inventory, property, plant, tooling, machinery, equipment, and intellectual property related to the systems line for a net $250,000 in cash. The Company retained existing accounts receivable, deferred tax assets and certain liabilities.

5. Notes Receivable and Investment in Subsidiary

During the quarter ended March 31, 2002, the Company paid $50,000 as a good faith deposit for technology to be used in a separate startup development company to investigate the commercial development of a new technology. During the quarter ended December 31, 2002, the Company paid an additional $82,000. This technology investment of $132,000 was contributed to a startup development company for a 50 percent equity ownership in this company. The other 50 percent interest in the technology was contributed by the other 50 percent owner. The Company has entered into a royalty agreement with the shareholder owning the other 50 percent share of the startup development company on some of the materials sold by the startup company. The Company has also extended a line of credit of $125,000 to the shareholder owning the other 50 percent share of the startup development company which is secured by the shareholder's ownership in the company and future royalty payments. The line of credit, which bears interest at the prime rate (adjusted monthly) as published by the Wall Street Journal, requires an initial payment of the accrued interest six months after the line was extended. Thereafter, monthly payments of interest only are required from June 1, 2003 until November 30, 2004 at which time, the full amount of the outstanding line is due and payable. Currently, interest payments due are being offset by royalty amounts due. As of March 31, 2004, the full credit line of $125,000 was outstanding and included in prepaid and other current assets.

During the quarter ended March 31, 2002, the Company entered into an agreement with a dealer for the Company's multipurpose room furniture in Australia and created a note receivable for $365,000. This note, which bears interest at the prime rate, requires monthly payments of interest and principal in the amount of $6,000 and is being amortized over a six and one half year period. The note is secured by all of the assets of the dealership and by personal guarantees from the principals of the dealership. The Company has created a reserve of $150,000 for this note receivable. At March 31, 2004, the gross value of this note receivable was $248,000. At March 31, 2004, $54,000 was the current portion of this note receivable, which is included in prepaid expenses and other current assets. As of March 31, 2004, the dealer was current on payments on this note receivable.

6. Line of Credit

The Company's wholly-owned subsidiary, Broda Enterprises had a line of credit, bearing interest at Canadian prime (4.25 percent at March 31, 2004) which is secured by a General Security Agreement, an assignment of insurance and guarantees by the Company. The limit on this loan is $765,000. At March 31, 2004 and 2003, no balance was outstanding. Among other restrictions, this credit facility requires the maintenance of certain financial ratios and levels of working capital. As of March 31, 2004, the Company was in full compliance with the loan covenants related to this credit facility.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

March 31,	2004	2003
Accrued payroll and payroll taxes	$ 1,236,000	$ 931,000
Accrued warranty	416,000	365,000
Other	383,000	343,000
	$ 2,035,000	$ 1,639,000

8. Common Stock Options

At March 31, 2004, the Company has two stock incentive plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan"). The Company authorized and reserved 750,000 shares of common stock for issuance under the 1990 Plan and 900,000 shares of common stock for issuance under the 1997 Plan. The purchase price for the shares under the Plans is equal to the fair value of the common stock at the date the options are granted as determined by the closing price listed on The Nasdaq Stock Exchange except for shareholders holding more than ten percent of the outstanding stock, whose options are issued at a ten percent premium to the then current market value. A table of stock option activity is shown below:

	Number of Options	Weighted Average Exercise Price
Outstanding at April 1, 2001	689,142	$ 8.10
Granted	122,850	8.62
Exercised	(32,192)	6.07
Forfeited	(50,227)	10.72
Outstanding at March 31, 2002	729,573	8.09
Granted	36,025	12.14
Exercised	(42,698)	5.33
Forfeited	(94,152)	8.63
Outstanding at March 31, 2003	628,748	8.43
Granted	115,000	17.02
Exercised	(166,493)	6.47
Forfeited	(13,893)	11.23
Outstanding at March 31, 2004	563,362	$10.70

Options exercisable at March 31, 2004, 2003 and 2002 were 387,138, 484,170, and 432,053, respectively. Options vest over a one- to four-year period and are generally exercisable over ten-years.

The following table summarizes the combined information from the 1990 and 1997 Plans' options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.08–$5.75	60,000	1.90	$ 4.92	60,000	$ 4.92
6.78–8.20	124,521	6.60	6.95	90,103	6.98
9.70–11.75	209,890	5.35	10.30	189,862	10.33
12.10–12.15	32,601	8.92	12.13	9,323	12.14
12.96–15.50	47,850	7.59	15.14	37,850	15.14
17.90	88,500	10.05	17.90	0	N/A
$4.08–$17.90	563,362	6.39	$ 10.70	387,138	$ 9.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: expected volatility of 44 percent, 45 percent, and 44 percent, risk free interest rates of 2.24 percent, 2.29 percent and 3.62 percent, and expected lives of one to four years. Under SFAS No. 148, the weighted average fair value per share of options issued during the years ended March 31, 2004, 2003 and 2002 was $6.00, $4.21, and $2.96, respectively.

9. Employee Benefit Plans

In January 1995, the Company established a defined contribution plan which qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The plan provides for discretionary matching contributions by the Company, as determined by the Board of Directors. The discretionary amounts contributed to the plan for the years ended March 31, 2004, 2003 and 2002 were $107,000, $86,000, and $88,000, respectively.

In October 1996, the Board of Directors reserved up to 37,500 shares of MITY Enterprises common stock to be issued under the provisions of the 401(k) plan. An additional 50,000 shares of common stock were reserved in January 2000 and an additional 100,000 shares of common stock were reserved in March 2002. Shares are issued to the plan on a quarterly basis. The amounts issued to the plan in MITY Enterprises common stock for the years ended March 31, 2004, 2003 and 2002 were $103,000, $152,000, and $223,000, respectively. As of March 31, 2004, 119,889 shares had been issued under the provisions of the plan.

10. Income Taxes

Income tax expense (benefit) from continuing operations consisted of the following components:

Year Ended March 31,	2004	2003	2002
Current:			
Federal	$ 1,708,000	$ (455,000)	$ 2,121,000
State	244,000	(29,000)	330,000
Foreign	431,000	340,000	460,000
Total current	2,383,000	(144,000)	2,911,000

Deferred:			
Federal	359,000	2,295,000	(101,000)
State	35,000	204,000	(10,000)
Foreign	(11,000)	12,000	(28,000)
Total deferred	383,000	2,511,000	(139,000)
	$ 2,766,000	$ 2,367,000	$ 2,772,000

The tax provisions for continuing operations were at effective rates as follows:

Year Ended March 31,	2004	2003	2002
Federal statutory tax rates	34.0%	34.0%	34.0%
State / provincial income taxes, net of federal benefit	3.3	3.3	3.3
Foreign tax	—	—	0.6
Goodwill amortization	—	—	0.6
Meals and entertainment	0.2	0.2	0.2
Foreign sales	(0.5)	(0.8)	(0.7)
Other	0.2	0.2	0.6
	37.2%	36.9%	38.6%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

March 31,	2004		2003	
	Current	Long Term	Current	Long Term
Deferred tax assets:				
Allowance for doubtful accounts	$94,000		$ 98,000	
Inventory	2,000		2,000	
Vacation accrual	47,000		47,000	
Warranty reserve and accrual	217,000		165,000	
Discontinued operations	69,000		201,000	
Net operating loss carryforward	121,000	$105,000	121,000	$347,000
AMT credit		30,000		30,000
Reserve on notes receivable		56,000		72,000
Other accruals	18,000		1,000	
Total	568,000	191,000	635,000	449,000
Deferred tax liabilities:				
Depreciation and amortization		(128,000)		(73,000)
Net deferred tax asset	$568,000	$ 63,000	$635,000	$376,000

At March 31, 2004, the Company had $605,000 of consolidated net operating loss carryforwards for federal income tax purposes which expire through 2011. The utilization of tax net operating losses may be subject to specified limitation.

11. Commitments and Contingencies

The Company leases two buildings in its Waterloo, Ontario, Canada location under an operating lease which expires in August 2004. The current agreement requires lease payments of $16,000 Canadian (approximately US $12,000) per month through the end of the lease.

As of March 31, 2004, the Company had no operating leases with terms in excess of one year.

Total rent expense was $132,000, $148,000, and $477,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

At March 31, 2004, the Company has committed to purchasing $352 ,000 in raw materials inventory.

The Company has certain alleged obligations of up to $2.3 million related to a defined benefit pension plan and $0.2 million related to a wage dispute resulting from exiting and selling its specialty office seating and systems business. The Company does not believe that it is liable for either of these amounts and plans to vigorously defend its positions. At this time, the Company is unable to determine what its liability will be.

The Company has been named as defendant in certain lawsuits. While the Company cannot predict the results of these actions, management believes, based in part on the advice of legal counsel, that the liability, if any, resulting from such litigation and claims will not have a material affect on the consolidated financial statements.

12. Business Segment Information

Management views the Company as being two business segments: multipurpose room furniture and healthcare seating. The multipurpose room furniture business segment manufactures and markets lightweight, durable, folding leg tables, folding chairs, stacking chairs, lecterns, and other related products. The Company's healthcare seating segment manufactures and markets healthcare chairs and related products. The Company's healthcare seating segment includes all of the Company's foreign-based sales.

Reportable segment data reconciled to the consolidated financial statements for the fiscal year ended March 31, 2004, 2003 and 2002 are as follows:

Fiscal Year Ended March 31,	2004	2003	2002
Net sales:			
Multipurpose room furniture	$ 38,140,000	$ 35,140,000	$ 35,334,000
Healthcare seating	6,208,000	5,070,000	4,760,000
	$ 44,348,000	$ 40,210,000	$ 40,094,000
Income from continuing operations:			
Multipurpose room furniture	$ 6,238,000	$ 5,198,000	$ 5,708,000
Healthcare seating	1,303,000	1,093,000	1,099,000
	$ 7,541,000	$ 6,291,000	$ 6,807,000

Depreciation & amortization expense:			
Multipurpose room furniture	$ 1,502,000	$ 1,116,000	$ 1,027,000
Healthcare seating	132,000	75,000	151,000
	$ 1,634,000	$ 1,191,000	$ 1,178,000
Capital expenditures, net:			
Multipurpose room furniture	$ 3,101,000	$ 6,370,000	$ 1,070,000
Healthcare seating	169,000	207,000	128,000
	$ 3,270,000	$ 6,577,000	$ 1,198,000

March 31,	2004	2003
Total assets:		
Multipurpose room furniture	$ 28,042,000	$ 22,364,000
Healthcare seating	3,914,000	3,038,000
	$ 31,956,000	$ 25,402,000

13. Subsequent Event

On April 1, 2004, the Company acquired the assets of Versipanel, LLC, a privately-owned designer, manufacturer and marketer of a variety of portable partitions based in Phoenix, Arizona for an initial payment of $1.2 million on April 1, 2004. The Company will pay up to an additional $0.3 million (for a total of $1.5 million), depending upon meeting sales targets over the next year. The transaction will be treated for accounting purposes as a purchase.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None to report.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

Changes in internal control over financial reporting. During the most recent fiscal quarter ended March 31, 2004, there has been no change in our internal control over financial reporting (as defined in Rule 13a(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2004 Annual Meeting of Stockholders entitled "Nominees" and "Directors and Executive Officers."

Audit Committee Financial Expert

The Board of Directors of the Company has determined that each of Hal B. Heaton, Chair of the Audit Committee, and Audit Committee member Ralph E. Crump is an audit committee financial expert as defined by Item 401(h) of Regulations S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Code of Ethics

The Company has adopted a code of business conduct and ethics for directors, officers and executives. The Code of Ethics is available on the Company's website at www.mityinc.com. Shareholders may request a free copy of the Code of Ethics from the Company at MITY Enterprises, Inc., Attn: Investor Relations, 1301 West 400 North, Orem, UT 84057.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section of the Company's Proxy Statement filed in connection with its 2004 Annual Meeting of Stockholders entitled "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference to the section of the Company's Proxy Statement filed in connection with its 2004 Annual Meeting of Stockholders entitled "Security Ownership of Management and Others."

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2004 Annual Meeting of Stockholders entitled "Executive Compensation" and "Certain Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the sections of the Company's Proxy Statement filed in connection with its 2004 Annual Meeting of Stockholders entitled "Auditor's Fees."

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(A) Exhibits

Index to Exhibits

Exhibit No.	Description
2.1	Contribution Agreement dated as of March 24, 1997 by and among Estate of Chester E. Dekko, David Kebrdle, Dennis and Mary M. Kebrdle, Domenic and Martha S. Federico, ChiCol Group, Inc., DO Group, Inc., Sican Corp., Sican II Corp., DO Group Holding, Inc. and Mity-Lite, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.2	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Xaio, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.3	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Ellman Equities, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.4	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Key Equity Capital Corporation incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.5	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and National City Capital Corporation incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.6	Stock Purchase Agreement dated as of March 13, 1997 between Mity-Lite, Inc. and Cardinal Development Capital Fund I incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.7	Term Loan Agreement dated as of March 24, 1997 between Mity-Lite, Inc. and Sican Corp. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.8	Put Agreement dated as of March 24, 1997 by and among Mity-Lite, Inc. and Dennis Kebrdle, David Kebrdle, Domenic Federico, ChiCol Group, Inc., Sican II Corp., and DO Group, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated March 31, 1997.
2.9	Stock Purchase Agreement dated as of November 20, 1998, by and among Mity-Lite Acquisition Corp. and Stephen E. Brotherston, Glenn C. Brotherston, Ian D. Brotherston, Margaret E. Brotherston and Sandra L. Brotherston incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated November 25, 1998.

Exhibit No.	Description
2.10	Asset Purchase Agreement dated as of April 9, 1999, by and among The CenterCore Group, Inc., a Delaware Corporation, Fleet Capital Corporation, a Rhode Island Corporation, and C Core, Inc., a Utah Corporation and wholly owned subsidiary of Mity-Lite, Inc. incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 9, 1999.
2.11	Form of Assignment Agreement by and among BOCCC, Inc., a Utah Corporation and wholly owned subsidiary of Mity-Lite, Inc., and various parties holding subordinated debt instruments of The CenterCore Group, Inc. This form of Assignment Agreement is substantially the same agreement that was signed by BOCCC, Inc. and nine different subordinated debt holders incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 9, 1999.
2.12	Stock Purchase Agreement, By and Among DO Group Holding, Inc., David Kebrdle, Mary M. Kebrdle, Martha S. Federico, Estate of Chester E. Dekko, Dennis Kebrdle, Domenic Federico and Mity-Lite, Inc. dated March 17, 2000 incorporated by reference to the referenced exhibit number to the Company's Form 8-K dated April 1, 2000.
3.1	Amended and Restated Articles of Incorporation of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
3.2	Amended and Restated Bylaws of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
3.3	First Amendment to the Amended and Restated Bylaws of Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
4.1	Form of Stock Certificate incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.1	Revolving Note dated March 16, 1992 and Revolving Loan Agreement dated March 16, 1992 between the Registrant and First Security Bank of Utah, N.A. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.2	Modification Agreement dated March 16, 1993 between the Registrant and First Security Bank of Utah, N.A. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.3	Lease Agreement dated November 1, 1993 between the Registrant and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.4	Trademark License dated November 23, 1993 between the Registrant and R.D. Werner Co., Inc. incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.

Exhibit No.	Description
10.5	Solicitation, Offer and Award Contract between the Registrant and the General Services Administration Federal Supply Service dated January 27, 1992 (issued March 6, 1990) and Amendments thereto dated January 27, 1992 (effective July 16, 1990), January 27, 1992 (effective December 1, 1990), January 27, 1992 (effective December 28, 1991) and the Revision of August 24, 1992 incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.6	Notice of Contract Award dated June 23, 1993 between the Registrant and the Commonwealth of Virginia, Department of General Services Division of Purchases and Supply incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.7	Agreement dated July 26, 1990 between the Registrant and the State of Utah, Department of Administrative Services and Revisions thereto dated March 8, 1991, June 5, 1991, and May 19, 1992 and March 10, 1993 incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.8	Agreement dated December 17, 1991 between the Registrant and the Air Force Nonappropriated Fund Purchasing Office incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.9	Purchasing Contract effective October 1, 1993 between the Registrant and The Corporation of the Presiding Bishop of The Church of Jesus Christ of Latter-Day Saints incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.10	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Gregory L. Wilson incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.11	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Stanley L. Pool incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.12	Employment Agreement with attached Proprietary Information Agreement dated effective as of May 21, 1993 between Registrant and Kenneth A. Law incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.13	Employment Agreement with attached Proprietary Information Agreement dated effective as of February 16, 1994 between Registrant and Brent Bonham incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.14	Employment Agreement with attached Proprietary Information Agreement dated effective as of February 16, 1994 between Registrant and Bradley T Nielson incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.

Exhibit No.	Description
10.15	1990 Stock Option Plan, as amended and Form of Stock Option Agreements incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.16	Form of Indemnification Agreements between Registrant and officers and directors of Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.17	Form of Lock-up Agreements with Shareholders incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.18	Form of Confidentiality Agreement entered into with employees of the Registrant incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.19	Key-Man Insurance Policy between the Company and Chubb Sovereign Life Insurance Company incorporated by reference to the referenced exhibit number to the Company's Registration Statement on Form SB-2, Reg. No. 33-76758-D.
10.20	Distributor Agreement between the Company and Sebel Furniture Limited dated February 14, 1994 incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1994.
10.21	Lease Agreement dated March 31, 1995 between the Company and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1995.
10.22	Exclusive Distributor Agreement between the Company and Mobilite International Limited (aka Mity-Lite (Europe) Limited) incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1995.
10.23	Purchasing Contract effective October 1, 1995 between the Registrant and The Corporation of the Presiding Bishop of The Church of Jesus Christ of Latter-Day Saints incorporated by reference to the referenced exhibit number to the Company's Form 10-QSB for the quarter ended December 31, 1995.
10.24	Promissory Note dated December 6, 1995 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-QSB for the quarter ended December 31, 1995.
10.25	Promissory Note dated October 27, 1995 between Registrant and First Security Bank incorporated by reference to the referenced exhibit to the Company's Form 10-KSB for the year ended March 31, 1996.
10.26	Summary Plan Description and Basic Plan Document for the 1995 Mity-Lite,Inc. Employee Retirement Plan incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1996.
10.27	Promissory Note dated January 23, 1997 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.

Exhibit No.	Description
10.28	Modification Agreement (dated October 27, 1996) to Promissory Note dated October 27, 1995 between the Registrant and First Security Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.
10.29	Lease Agreement Amendment dated October 31, 1996 between the Company and the Walter M. and Orpha M. Lewis Family Trust incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1997.
10.30	Promissory Note dated December 15, 1997 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.31	Modification Agreement (dated October 25, 1997) to Promissory Note dated October 27, 1995 between the Registrant and First Security Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.32	1997 Stock Incentive Plan and Form of Agreements incorporated by reference to the referenced exhibit number to the Company's Form 10-KSB for the year ended March 31, 1998.
10.33	Promissory Note dated November 18, 1998 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 1999.
10.34	Promissory Note dated May 26, 2000 between the Registrant and Zions First National Bank incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 2000.
10.35	Form of Employment Agreement between the Company and its Executive Officers incorporated by reference to the referenced exhibit number to the Company's Form 10-K for the year ended March 31, 2001.
11.1	Statement Regarding Computation of Per Share Earnings.
21	Subsidiaries of Registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of CEO Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(B) Reports on Form 8-K

Form 8-K filed on January 28, 2004 to report Company's third quarter financial results.

Form 8-K filed on April 1, 2004 to report the Company's purchase of Versipanel, LLC and increasing 4th quarter net sales growth estimate.

(C) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not required, not applicable, or the information is otherwise set forth in the financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of MITY Enterprises, Inc.:

We have audited the consolidated financial statements of MITY Enterprises, Inc. and subsidiaries (the Company) as of March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, and have issued our report thereon dated May 19, 2004; such financial statements and report are included elsewhere in this Form 10-K. Our audits also included the financial statement schedule of the Company, listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Salt Lake City, Utah
May 19, 2004

MITY ENTERPRISES, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Period
ACCOUNTS RECEIVABLE ALLOWANCE:				
Year ended:				
March 31, 2004	$ 235,000	$ 133,000	$ 29,000	$ 339,000
March 31, 2003	346,000	77,000	188,000	235,000
March 31, 2002	302,000	73,000	29,000	346,000
INVENTORY RESERVES:				
Year ended:				
March 31, 2004	$ 28,000	$ 3,000	—	$ 31,000
March 31, 2003	50,000	—	$ 22,000	28,000
March 31, 2002	25,000	25,000	—	50,000
RESERVES ON NOTES RECEIVABLE				
Year Ended:				
March 31, 2004	$ 180,000	$ (30,000)	—	$ 150,000
March 31, 2003	110,000	805,000	$ 735,000	180,000
March 31, 2002	—	110,000	—	110,000

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, State of Utah, on the 20th of May, 2004.

MITY ENTERPRISES, INC.

By: /s/ Bradley T Nielson
Bradley T Nielson, President, Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gregory L. Wilson Gregory L. Wilson	Chairman of the Board and Director	May 20, 2004
/s/ Bradley T Nielson Bradley T Nielson	President and Chief Executive Officer (Principal Executive Officer)	May 20, 2004
/s/ Paul R. Killpack Paul R. Killpack	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2004
/s/ Ralph E. Crump Ralph E. Crump	Director	May 20, 2004
/s/ Peter Najar Peter Najar	Director	May 20, 2004
/s/ C. Lewis Wilson C. Lewis Wilson	Director	May 20, 2004
/s/ Hal B. Heaton Hal B. Heaton	Director	May 20, 2004

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MITY Enterprises, Inc. (the "Company") on Form 10-K for the period ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley T Nielson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 20, 2004

/s/ Bradley T Nielson
Bradley T Nielson
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MITY Enterprises, Inc. (the "Company") on Form 10-K for the period ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul R. Killpack, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 20, 2004

/s/ Paul R. Killpack
Paul R. Killpack
Chief Financial Officer

Shareholder Information

Annual Meeting

The annual meeting of shareholders will be held at 2:00 p.m. Mountain Daylight Time, Thursday, August 5, 2004 at the Company's Headquarters, 1301 West 400 North, Orem, Utah 84057.

Form 10-K

A copy of the MITY Enterprises, Inc. Form 10-K is available at no cost to shareholders who request it by writing to: MITY Enterprises, Inc., 1301 West 400 North, Orem, Utah 84057, Attention: Investor Relations.

Stock Information

MITY Enterprises, Inc. common stock trades on The Nasdaq™ Stock Market under the symbol MITY.

Shareholders of record on May 19, 2004 numbered approximately 2,100. Approximately 35% of the outstanding shares on this date were owned by officers and directors of MITY Enterprises, Inc.

Dividends

MITY Enterprises, Inc. has never paid cash dividends, currently anticipates that it will retain all available funds for use in the operation of its business, and does not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for MITY Enterprises, Inc.'s shares is Computershare, 350 Indiana Street, Suite 800, Golden, Colorado 80201. Attention: Kathy Haegerty. The transfer agent has primary responsibility for share transfers and the cancellation and issuance of share certificates.

Legal Counsel

Dorsey & Whitney LLP, Wells Fargo Plaza, 170 South Main Street, Suite 925, Salt Lake City, Utah 84101.

Independent Auditors

Deloitte & Touche, LLP, 50 South Main Street, Suite 1800, Salt Lake City, Utah 84144.

Investor Relations Contact

All inquiries should be directed to Paul R. Killpack, Chief Financial Officer, MITY Enterprises, Inc., 1301 West 400 North, Orem, Utah 84057, (801) 224-0589.

For Additional Information

To learn more about MITY Enterprises, Inc., visit us at www.mityinc.com.

This annual report includes forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 9 in the Company's Form 10-K for a statement of factors that could affect our operating results.

Directors & Executive Officers

Directors

Gregory L. Wilson, 56
Founder. President and chief executive officer since Mity-Lite's inception in September 1987 to May 2002. Chairman of the board since 1988. Previously held position of president of Church Furnishings, Inc. MITY Enterprises, Inc. director since 1987.

Ralph E. Crump, 80
President of Crump Industrial Group, an investment firm. Also serves as director of Stratasys, Inc. MITY Enterprises, Inc. director since 1988.

Peter Najar, 54
Sales engineer for Lange Sales, Inc. MITY Enterprises, Inc. director since 1988.

C. Lewis Wilson, 63
Chairman and chief executive officer of Heath Engineering Company, a consulting engineering company. MITY Enterprises, Inc. director since 1991.

Hal B. Heaton, 53
Denny Brown Professor of Business Management at Brigham Young University's Marriott School of Management. MITY Enterprises, Inc. director since 2001.

Executive Officers

Gregory L. Wilson, 56
Chairman. MITY Enterprises, Inc. officer since 1987.

Bradley T Nielson, 42
President and chief executive officer. MITY Enterprises, Inc. officer since 1994.

Gregory D. Dye, 44
Corporate secretary and Mity-Lite, Inc. vice president of manufacturing. MITY Enterprises, Inc. officer since 1998.

Paul R. Killpack, 35
Chief financial officer. MITY Enterprises, Inc. officer since 1998.



2004 Leader of the pack

MITY Enterprises

1301 W. 400 N. Orem, UT 84057 • 801.224.0589 • www.mityinc.com